
06014104



PT BANK BUANA INDONESIA Tbk.
KANTOR PUSAT
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373

No. 06/CST/0199

Jakarta, May 31, 2006

File Number :
82-34694

Securities and Exchange Commission SUPPL
Division of Corporation Action
450 Fifth Street
Washington, DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
JUN 5 2006
WASH, D.C. 160 SECTION

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO.	DOCUMENTS*	DATED
1.	Submission of PT Bank Buana Indonesia Tbk.'s Documents	January 2, 2006
2.	Transparency of Information on Certain Shareholders	January 4, 2006
3.	Information Transparency that must be immediately announced to the Public	January 5, 2006
4.	Submission of PT Bank Buana Indonesia Tbk.'s Documents	January 11, 2006
5.	Information Transparency that must be immediately announced to the Public	January 11, 2006
6.	Information about Implementation Postponement of PT Bank Buana Indonesia Tbk.'s Paid-up Capital Increase through MSOP	February 7, 2006
7.	Information Transparency that must be immediately announced to the Public	February 10, 2006
8.	Submission of PT Bank Buana Indonesia Tbk.'s Documents	February 10, 2006
9.	Information Transparency that must be immediately announced to the Public	February 13, 2006
10.	Submission of PT Bank Buana Indonesia Tbk.'s Financial Statement	March 16, 2006
11.	Submission of Financial Statement Advertisement Proof	March 20, 2006
12.	Resignation of Mr. Narayan Balakrishna Menon as PT Bank Buana Indonesia Tbk.'s Commissioner	March 20, 2006

** Translation or summary translation attached*

This....

PROCESSED
JUN 06 2006
THOMSON
FINANCIAL

JS/iv
06CST0199 – Adr.doc



PT BANK BUANA INDONESIA Tbk.

KANTOR PUSAT
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373

File Number :
82-34694

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please do not hesitate to contact the following personnel:

Mrs. Juliana Samudro
Head of Corporate Secretary Division
PT Bank Buana Indonesia Tbk.
Jl. Gajah Mada No. 1A
Jakarta Pusat 10130, Indonesia
E-mail : julianasamudro@bankbuana.com
Phone : +62 21 6330585
Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above-mentioned name.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Safrullah Hadi Saleh — Managing Director

Juliana Samudro — Head of Division

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06CST0199 -- Adr.doc

File Number :
82-34694

No.06/CST/003

Attachment 1/12

Jakarta, January 2, 2006

The Capital Market Supervisory Agency (Bapepam)
Gedung Baru Departemen Keuangan RI
Jl. Dr. Wahidin No. 1
Jakarta 10210

Re: Submission of PT Bank Buana Indonesia Tbk.'s Documents

Dear Sir/Madam,

Referring our letter No.05/DIR/1137 dated October 14, 2005 regarding the Results of PT Bank Buana Indonesia Tbk.'s Extraordinary General Shareholders Meeting on October 14, 2005, we would like to inform you that :

1. United Overseas Bank (UOB) canceled the nomination of Mr. Sukanta Tanudjaja as a Commissioner candidate of Bank Buana with their letter dated December 9, 2005.
2. Mr. Hafid Hadeli resigned as a member of Bank Buana's Board of Commissioners as of December 31, 2005 with his letter dated November 31, 2005.

The cancellation of Mr. Sukanta Tanudjaja's nomination and Mr. Hafid Hadeli's resignation as a Commissioner of Bank Buana will be informed to other Shareholders in Bank Buana's Annual General Shareholder Meeting in 2006.

To complete the documents of the results of the above General Shareholders Meeting, we herewith submit the following documents:

1. A photocopy of Deed No.1 dated November 9, 2005 on Approval for the appointment of Mr. Karman Tandanu as a member of PT Bank Buana Indonesia Tbk. (Bank Buana) Board of Commissioner which was received and recorded in Sisminbakum (Legal Entity Administration System) Database of the Directorate General of Public Law Administration, Department of Law and Human Rights of the Republic of Indonesia No.C-UM.02.01.16965 on November 24, 2005 and the same was registered in the Company List of Industry and Trade Sub-Service of the West Jakarta Municipality on December 5, 2005.

2. Deed No.8...

2. A photocopy of Deed No.8 dated November 17, 2005 on Approval for the appointment of Mr. Hafid Hadeli as Bank Buana's Commissioner which was received and recorded in Sisminbakum (Legal Entity Administration System) Database of the Directorate General of Public Law Administration, Department of Law and Human Rights of the Republic of Indonesia No.C-UM.02.01.17385 on November 30, 2005 and the same was registered in the Company Register of Industry and Trade Sub-Service of the West Jakarta Municipality on December 5, 2005. This deed became invalid as of the resignation date of Mr. Hafid Hadeli and will be informed to other Shareholders in Bank Buana's Annual General Shareholders Meeting in 2006.

3. A photocopy of Deed No.46 dated December 27, 2005 on the Approval for the appointment of Mr. Francis Lee Chin Yong as the Vice President Commissioner of Bank Buana and Mr. Ben Gan Hui Beng as the Vice President Director of Bank Buana that was made in front of a Public Notary, Fathiah Helmi, SH, in Jakarta.

   (Reporting proof from the Directorate General of Public Law Administration, Department of Law and Human Rights of the Republic of Indonesia for the Deeds will be submitted after we receive it from the related institution)

Please be informed accordingly. Thank you for the attention and guidance given so far.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Eddy Muljanto	Juliana Samudro
Managing Director	Head of Division

File Number :
82-34694

Attachment 1/12

December 9, 2005

PT Bank Buana Indonesia Tbk.
Jl. Gajah Mada No. 1A
Jakarta 10130

Attn.: Board of Directors

Dear Sirs,

This is to inform you that we wish to withdraw the proposed of Mr. Sukanta Tanudjaja as Komisaris of PT Bank Buana Indonesia Tbk. We shall inform you of any proposed replacement in due course.

Please arrange to inform Bank Indonesia of this withdrawal as soon as possible.

Thank you.

Yours sincerely,
For UOB International Investment Pte. Ltd.

Francis Lee

File Number :
82-34694

Attachment 1/12

November 31, 2005

Mr. Wee Cho Yow
President Commissioner
PT Bank Buana Indonesia Tbk.
Jl. Gajah Mada No. 1A
Jakarta 10130

Dear Sirs,

Effective November 1, 2005 I have joined PT Adira Dinamika Multi Finance Tbk (ADMF) as Director – Chief Financial Officer. ADMF is a subsidiary of PT Bank Danamon Indonesia Tbk, which is my ultimate employer.

Due to potential conflict of interest between my position in PT Bank Danamon Indonesia Tbk, and my position as commissioner of PT Bank Buana Indonesia Tbk., I am filing my resignation as commissioner of PT Bank Buana Indonesia Tbk., to be effective December 31, 2005.

It is an honor for me to be given the opportunity to work with all the officers and staffs of PT Bank Buana Indonesia Tbk. And I sincerely hope our relationship will continue.

Yours truly,

Hafid Hadeli

Cc: President Director PT Bank Buana Indonesia Tbk.
Mr. Jimmy Kurniawan Laihad

LOMS

L.M. SITORUS, OSMAN SIREGAR, MANIMBUL L.S. & ASSOCIATES

PENERJEMAH RESMI & DISUMPAH

CERTIFIED, AUTHORIZED AND SWORN TRANSLATORS

MULTILINGUAL TRANSLATION AND EDITING SERVICES :

Head Office : Gedung Trisula 2nd Floor, Jl. Menteng Raya No. 35
Phone : (direct) 3914542, 331201 Fax. 3902574
3909150, 3154982, 3147440 Ext. 111
Jakarta Pusat 10340

LM. SITORUS, SH
OSMAN SIREGAR, DRS.
MANIMBUL L.S., DRS.

ASSOCIATES :
IR. ELISABETH S.
DANUJASA, DRS, DTEFL
RAYMOND, DR,M.Ed
J.H. MANURUNG

DEPARTMENT OF LAW AND HUMAN RIGHTS OF THE REPUBLIC OF INDONESIA
DIRECTORATE GENERAL OF PUBLIC LAW ADMINISTRATION
Jl. HR. Rasuna Said Kav. 6-7 Kuningan, South Jakarta
Phone (021) 5202387 - Hunting

Number : C-UM.02.01.16965
Attachment : 257/PTGP/PRT/XI/2005
Subject : RECEIPT OF REPORT OF AMENDMENTS TO THE BOARD OF DIRECTORS/ THE BOARD OF COMMISSIONERS OF PT. BANK BUANA INDONESIA Tbk abbreviated into BBI

Jakarta, November 24, 2005

To:
The Notary Public
Fathiah Helmi, SH

In accordance with the data contained in the Notarial Deed Forms of Model III kept in the *Sisminbakum* (Legal Entities Administration System) Database, Certified Copy of the Deed Number: 1, dated the 9th of November, 2005, which was drawn up and submitted by Fathiah Helmi, SH. (a Notary Public), domiciled in CENTRAL JAKARTA together with its supporting documents, which were received on the 23rd of November, 2005, with regard to the amendments to the Board of Directors/Board of Commissioners of PT. BANK BUANA INDONESIA Tbk. abbreviated into BBI, domiciled/located in JAKARTA, has


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been received and recorded in the *Sisminbakum* (Legal Entities Administration System) Database of the Directorate General of Public Law Administration of the Department of Law and Human Rights of the Republic of Indonesia.

O.b. MINISTER OF LAW AND HUMAN RIGHTS OF
THE REPUBLIC OF INDONESIA
DIRECTOR GENERAL FOR PUBLIC LAW ADMINISTRATION

signed

ZULKARNAIN YUNUS, SH., MH.

NIP.: 040034478

I, Manimbul Luhut Sitorus, certified, authorized and sworn translator, by virtue of the Decree of the Governor of Jakarta Special Capital Region number 5226/1998 SK GUB DKI, dated the 17th of June, 1998, hereby certify that this translation is correct and true to the document written in the Indonesian language which was submitted to me.
Jakarta, December 5, 2005.


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR


LOMS

L.M. SITORUS, OSMAN SIREGAR, MANIMBUL L.S. & ASSOCIATES

PENERJEMAH RESMI & DISUMPAH
CERTIFIED, AUTHORIZED AND SWORN TRANSLATORS

MULTILINGUAL TRANSLATION AND EDITING SERVICES :
Head Office : Gedung Trisula 2nd Floor, Jl. Menteng Raya No. 35
Phone : (direct) 3914542, 331201 Fax. 3902574
3909150, 3154982, 3147440 Ext. 111
Jakarta Pusat 10340

LM. SITORUS, SH
OSMAN SIREGAR, DRS.
MANIMBUL L.S., DRS.

ASSOCIATES :
IR. ELISABETH S.
DANUJASA, DRS, DTEFL
RAYMOND, DR,M.Ed
J.H. MANURUNG


BHINNEKA TUNGGAL IKA

NOTARY PUBLIC AND LAND DEED OFFICIAL

FATHIAH HELMI, SH

DECREE OF THE MINISTER OF JUSTICE OF THE REPUBLIC OF INDONESIA
Dated the 1st of September, 1998, No. C-145. HT. 03.02-Th. 1998

DECREE OF THE MINISTER OF AGRARIAN AFFAIRS/
HEAD OF NATIONAL LAND AFFAIRS BOARD
Dated the 21st of December, 1998, No. 18-XI-1998


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Menara Thamrin 2nd Floor, Suite 202
Jl. M.H. Thamrin Kav. 3, Jakarta 10250
Phone. (021) 3913853-54, 3907508, Fax. (021) 3102567
e-mail: fathiah@indosat.net.id

STATEMENT OF DECISION OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF PT BANK BUANA INDONESIA Tbk.

(A LIMITED LIABILITY COMPANY)

abbreviated into PT BBI Tbk.

Number: 1.-

-On this day, Wednesday, the ninth of November, two thousand and five (9-11-2005).------------------------

-At 14.55 (five minutes to fifteen) Western Indonesia Time.--

-Appearing before me, FATHIAH HELMI, Sarjana Hukum (Master of Law), a Notary Public in Jakarta, in the presence of witnesses who are known to me, the Notary Public, and whose names will be mentioned at the closing part of this deed:----------------------------

1. Mr. **EDDY MULJANTO**, born in Jakarta, on the twenty third of March, nineteen hundred and forty seven (23-3-1947), privately employed person, Indonesian Citizen, residing in Central Jakarta, Jalan Krekot Bunder IV number 9, Neighborhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 007, Pasar Baru Village/Suburb, Sawah Besar Sub-District;---------------------------------------

   -The holder of a Resident's Identity Card number: 09.5002.230347.0001, which is valid until the twenty third of March, two thousand and six (23-3-2006);--


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2. Mr. **SAFRULLAH HADI SALEH**, born in Jakarta, on the twenty third of September, nineteen hundred and fifty four (23-9-1954), privately employed person, Indonesian Citizen, residing in East Jakarta, Era Mas 2000 E 4/12, Neighborhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 015, Pulo Gebang Village/Suburb, Cakung Sub-District;--

The holder of a Resident's Identity Card number: 09.5402.230954.0188, which is valid until the twenty third of September, two thousand and seven (23-9-2007).--

-according to their statements in this matter acting in their respective capacities as a Director of PT Bank Buana Indonesia Tbk. mentioned below, and as such representing the Board of Directors of PT Bank Buana Indonesia Tbk., as a proxy of an Extraordinary General Meeting of Shareholders of PT BANK BUANA INDONESIA Tbk. dated the fourteenth of October, two thousand and five (14-10-2005), the Minutes of Meeting of which were drawn up before me, the Notary Public, dated the fourteenth of October, two thousand and five (14-10-2005), number: 19, and therefore for and on behalf of an Extraordinary General Meeting of Shareholders of **PT BANK BUANA INDONESIA Tbk abbreviated into PT BBI Tbk.** (a limited liability company), domiciled/located in


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Jakarta, the Articles of Association of which had been promulgated in the State Gazette of the Republic of Indonesia dated the thirtieth of November, nineteen hundred and fifty six (30-11-1956) Number: 96, Supplement Number: 1243, and the same had been amended several times, and the most recent amendments to the articles of association are as those contained in the deed number: 6, dated the second of June, two thousand and five (2-6-2005) drawn up before me, the Notary Public, the Report of the Deed of Amendment to the Company's Articles of Association of which had been received and recorded in the Sisminbakum (Legal Entity Administration System) Database of the Directorate General of Public Law Administration, Department of Law and Human Rights of the Republic of Indonesia on the seventeenth of June, two thousand and five (17-6-2005) Number: C-16876 HT.01.04.TH.2005, and the same had been registered in the Company Register of the Industry and Trade Sub-Service of the West Jakarta Municipality under Number: 1333/RUB.09.02/VIII/2005 on the fifth of August, two thousand and five (5-8-2005).--------------

-Hereinafter PT BANK BUANA INDONESIA Tbk. abbreviated into PT BBI Tbk. in this deed shall be referred to as **"the Company"**.--------------------------------------

-Those persons appearing before me acting as mentioned above in the first instance state the following matters in this deed:--------------------------------------


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A. That an Extraordinary General Meeting of Shareholders of the Company (hereinafter shall be referred to as **"the Meeting"**) was held on the fourteenth of October, two thousand and five (14-10-2005), taking place at the PT Bank Buana Indonesia Tbk Building, the Minutes of Meeting of which were drawn up before me, the Notary Public, on the fourteenth of October, two thousand and five (14-10-2005), number: 19.--------------------

B. -That in order to fulfill the provisions of paragraph 2 of article 21 of the Company's Articles of Association, notifications for the convening/holding of the Meeting had been served/ sent by means of 2 (two) daily newspapers namely Bisnis Indonesia and Media Indonesia (Morning daily newspapers), both of which were published on the fourteenth of September, two thousand and five (14-9-2005).---------------------------------------

-That in order to fulfill the provisions of paragraph 3 of article 21 of the Company's Articles of Association, notices of meeting had been served/ sent by means of 2 (two) daily newspapers namely Bisnis Indonesia and Media Indonesia (Morning daily newspapers), both of which were published on the twenty ninth of September, two thousand and five (29-9-2005) which shall read as follows:-----


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------------ PT BANK BUANA INDONESIA Tbk. -------------

----------------- ("THE COMPANY") -------------------

------------ Domiciled/Located in Jakarta -------------

----------------------- NOTICE -----------------------

---- EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS -----

The Company's Board of Directors hereby invites the Shareholders of the Company to attend an Extraordinary General Meeting of Shareholders ("the Meeting") which will be held on:--------------------------------------

Day/Date	: Friday, October 14, 2005;------------
Time	: 10.00 Western Indonesia Time up to--- the end (closing);-------------------
Place	: PT Bank Buana Indonesia Tbk. -------- Bank Buana Wahid Hasyim Building,------ Meeting Room 5th Floor, -------------- Jl. K.H. Wahid Hasyim No. 89 -------- Central Jakarta.---------------------

Agenda of the Meeting: Approval for Amendment to the Composition of the Members of the Board of Commissioners and Board of Directors of the Company.----------------------

Notes:---

1. In accordance with paragraph 3 of Article 21 of the Company's Articles of Association, the Company


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does not send separate invitations to the Shareholders. Therefore, this advertisement is regarded as an official invitation.---------------

2. Those who are entitled to attend or be represented in the Meeting mentioned above are the Shareholders whose names are registered in the Register of Shareholders of the Company, either the Company's shares in the form of warrant or shares in the collective safekeeping on September 28, 2005 at 16.00 Western Indonesia Time (WIB). The Accountholder of KSEI (Stock Company or Custodian Bank) shall be obliged to surrender the investor's particulars (data) who are their Customers for the purpose of issuance of Written Confirmation for the General Meeting of Shareholders ("KTUR") by the Company.--

3. The Shareholders who are not able to attend the meeting may be represented by his/her proxy by virtue of lawful Written Power of Attorney as determined by the Board of Directors.-------------

4. The members of the Board of Commissioners, the members of the Board of Directors and Employees of the Company may act as Proxies in the Meeting, however, the votes they cast in the Meeting as Proxy shall not be counted in the casting of votes.---


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5. The form of Written Power of Attorney is/are available everyday, during the working hours at the Office of the Company, Corporate Secretary Division, Bank Buana Harmoni Building 4th floor, Jln. Gajah Mada No. 1A, Jakarta 10130, Telephone (021) 6330585 Ext 3401/3403 or at the Company's Stock Administration Bureau, PT Sirca Datapro Perdana, Sirca Building, Jln. Johar No. 18, Menteng, Central Jakarta 10340, Telephone (021) 3900645, 3905920.---------------------------------

6. For the Shareholders, who are represented by his/her proxy, Written Power of Attorney shall have been received by the Company or the Company's Stock Administration Bureau at the address (place) as mentioned above, at the latest 3 (three) workdays before the date of the Meeting.----------

7. The Shareholders or his/her Proxy who will attend the Meeting is requested to submit a photocopy of his/her Resident's Identity Card (KTP) which is still valid or the photocopy of other identity cards to the Registration Officer before entering the Meeting Room, and the Shareholders which are in the form of legal entities are obligated to submit a photocopy of the Articles of Association accompanied by the proof of citizenship of the person who represent the said legal entity/body.--


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8. To facilitate the arrangement and for the orderliness of the Meeting, the Shareholders or their Proxies are requested to be present at the place of the Meeting 30 (thirty) minutes before the Meeting is commenced.------------------------

------------- Jakarta, September 29, 2005 --------

------------- **PT BANK BUANA INDONESIA Tbk.** -------

---------------- The Board of Directors ----------

-That one sheet of the daily newspapers which contains the notification and the correction thereof and notice of the Meeting mentioned above is attached to the minutes of my, the Notary's deed dated the fourteenth of October, two thousand and five (14-10-2005), number: 19.----------------

B. -That in accordance with the Register of Shareholders of the Company as of the twenty eighth of September, two thousand and five (28-9-2005), the total amount of the Company's issued shares are 5,766,242,737 (five billion seven hundred sixty six million two hundred forty two thousand seven hundred thirty seven) shares.------

C. -That a total of 5,212,418,987 (five billion two hundred twelve million four hundred eighteen thousand nine hundred eighty seven) shares or approximately 90.39% (ninety point thirty nine percent) of the total shares which have been issued


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by the Company were present and/or represented in the said Meeting, so based on paragraph 2a of Article 23 of the Company's Articles of Association, the Meeting was lawful and would be entitled to make lawful and binding decisions regarding the matters to be discussed in accordance with the agenda of the Meeting.-------------------

E. that in the said Meeting, the agenda of the Meeting is approved by the majority votes i.e. a total of 4,905,286,090 (four billion nine hundred five million two hundred eighty six thousand ninety) shares or about 94.11% (ninety four point eleven percent) of the total shares present in the Meeting decided as follows:----------------------

To approve the amendment to the composition of the members of the Board of Commissioners and the members of the Board of Directors of the Company, as follows:--

1. To accept and to approve the resignation of Mr. Raden Racmad, Mr. Lukito Winarto and Mr. Wimpie Wirja Surja and shall be effectively valid as from the closing of the Meeting.-----

2. To appoint the members of the Board of Commissioners, i.e. Mr. Wee Cho Yaw as the President Commissioner, Mr. Francis Lee Chin Yong as the Vice President Commissioner, Mr.


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Quek Cher Teck as a Member of the Board of Commissioners, Mr. Karman Tandanu as a Member of the Board of Commissioners, Mr. Hafid Hadeli as a Member of the Board of Commissioners and Mr. Sukanta Tanudjaja as a Member of the Board of Commissioners commencing from the closing of the Meeting and shall be effectively valid upon the issuance of the approval from Bank Indonesia until the closing date of the Annual General Meeting of Shareholders to be held in the year of 2007 (two thousand and seven). If the approval from Bank Indonesia has been obtained, the composition of the Company's Board of Commissioners shall be as follows:---

THE BOARD OF COMMISSIONERS:------------------

President Commissioner : Mr. **WEE CHO YAW,** born in China, on the tenth of---- January, nineteen hundred- and twenty nine----------- (10-1-1929), privately---- employed person,---------- Singaporean National------ (Citizen), residing in---- Singapore, number 2 Jalan- Asuhan Singapore 299323,--


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-The holder of Passport---
number: S05916360, which--
is valid until the eighth-
of October, two thousand--
and thirteen (8-10-2013).-

Vice President Commissioner : Mr. **FRANCIS LEE CHIN YONG**, born in Malaysia, on the-- nineteenth of June,------- nineteen hundred and fifty four (19-6-1954), bank---- executive officer,-------- Malaysian National-------- (Citizen), residing in---- Singapore, 19 Lorong------ Kemaris 4 Bukit Bandaraya- 59100 Kuala Lumpur;-------
-The holder of Malaysian-- Passport number A10726150, which is valid until the-- thirteenth of August, two thousand and nine -------- (13-8-2009).--------------

Commissioner : Mr. **QUEK CHER TECK**, born in Singapore, on the twenty fourth of February, nine-teen hundred and fifty five


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(24-2-1955), privately---- employed person,---------- Singaporean National------ (Citizen), temporarily---- residing in Jakarta.------
-The holder of the Republic of Singapore Passport----- number: SD014461D, which-- is valid until the twenty ninth of September, two--- thousand and seven-------- (29-9-2007).--------------

Commissioner : Mr. **NARAYAN BALAKRISHNA--- MENON,** born in Masulipatnam, on the twenty fifth of---- September, nineteen------- hundred and forty five---- (25-9-1945), privately---- employed person, Indian--- National (Citizen),------- temporarily residing in--- Jakarta.------------------
-The holder of the Passport of the Republic of India number: Z1452284, which is valid until the twenty sixth


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of March, two thousand and twelve (26-3-2012).-------

Commissioner : Mr. **KARMAN TANDANU,** born in Medan, on the twenty fifth of November, nineteen----- hundred and fifty one----- (25-11-1951), privately--- employed person, Indonesian National (Citizen),------- residing in West Jakarta, Jalan Taman Daan Mogot I-- Number 6, Neighborhood---- Association (Rukun-------- Tetangga) 002, Community-- Association (Rukun Warga) 001, Tanjung Duren Village/ Suburb, Grogol Sub-District, West Jakarta;------------- -The holder of Resident's Identity Card number:----- 09.5202.251151.0336, which is valid until the twenty fifth of November, two---- thousand and eight-------- (25-11-2008).-------------


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Commissioner : Mr. **HAFID HADELI,** born in Jakarta, on the twenty----

third of August, nineteen hundred and sixty three---(23-8-1963), privately----employed person, Indonesian National (Citizen),-------residing in Central-------Jakarta, Jalan Karang Anyar Permai B/45, Neighborhood Association (Rukun--------Tetangga) 002, Community--Association (Rukun Warga) 013, Karang Anyar Village/Suburb, Sawah Besar ------Sub-District, Central-----Jakarta;-----------------

-The holder of Resident's Identity Card number:-----09.5001.230863.0178, which is valid until the twenty third of August, two----thousand and six --------(23-8-2006).--------------

Commissioner : Mr. **SUKANTA TANUDJAJA,** born in Hokkian, on the--------sixteenth of September,---nineteen hundred and twenty five (16-9-1925), privately


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employed person, Indonesian National (Citizen),------- residing in South Jakarta, Jalan Simprug Golf XIV---- Number A-9, Neighborhood Association (Rukun-------- Tetangga) 002, Community-- Association (Rukun Warga)- 006, Grogol Selatan------- Village/Suburb, Kebayoran- Lama Sub-District, South-- Jakarta;------------------

-The holder of Resident's Identity Card number:----- 09.0206.160926.0004, which is valid for the duration of his life.--------------

3. To appoint the members of the Board of Directors, i.e. Mr. Ben Gan Hui Beng as the Vice President Director and Mr. Goh Seng Huat as a Member of the Board of Directors commencing from the closing of the Meeting and shall be effectively valid upon the issuance of the approval of Bank Indonesia until the closing date of the Annual General Meeting of Shareholders to be held in the year of 2007 (two thousand and seven). If the approval from Bank Indonesia has been obtained, the


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composition of the Company's Board of Directors shall be as follows:-------------------------

THE BOARD OF DIRECTORS:----------------------

President Director	: Mr. **JIMMY HENRICUS KURNIAWAN LAIHAD**, born in Jakarta, on-- the second of September,----- nineteen hundred and fifty--- eight (2-9-1958), privately-- employed person, Indonesian-- National (Citizen), residing in West Jakarta, Taman Kebon Jeruk Block I/8/23,---------- Neighborhood Association----- (Rukun Tetangga) 003,-------- Community Association (Rukun Warga) 002, Srengseng Village/ Suburb, Kembangan Sub-District -The holder of Resident's Identity Card number:-------- 09.5208.020958.0313, which is valid until the second of September, two thousand and seven (2-9-2007).------------


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Vice President
Director : Mr. **BEN GAN HUI BENG**, born in Singapore, on the seventh of July, nineteen hundred and fifty (7-7-1950), privately employed person, Singaporean National (Citizen), residing in Singapore, 19 Jalan Pandan, off Linden Drive Singapore 288804;---------------------
-The holder of Passport number: S05916360, which is valid until the thirteenth of April, two thousand and------ fourteen (13-4-2014).--------

Director : Mr. **ARIS JANASUTANTA SUTIRTO**, born in Surabaya, on the twenty ninth of April, nineteen hundred and forty five (29-4-1945), privately employed person, Indonesian National (Citizen), residing in West Jakarta, Green Garden Block P-3/7, Neighborhood Association (Rukun Tetangga) 010, Community Association (Rukun Warga) 010, Kedoya


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Utara Village/Suburb, Kebon Jeruk Sub-District;----------

-The holder of Resident's Identity Card number:-------- 09.5205.290445.5502, which is valid until the twenty ninth of April, two thousand and eight (29-4-2008).-----------

Director : Mr. **EDDY MULJANTO**, born in Jakarta, on the twenty third of March, nineteen hundred and forty seven (23-3-1947), privately employed person, Indonesian (National) Citizen, residing in Central Jakarta, Jalan Krekot Bunder IV number 9, Neighborhood Association (Rukun Tetangga) 001,-------- Community Association (Rukun Warga) 007, Pasar Baru------- Village/Suburb, Sawah Besar Sub-District;----------------

-The holder of Resident's Identity Card number:-------- 09.5002.230347.0001, which is valid until the twenty third


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of March, two thousand and six (23-3-2006).-------------

Director	: Mr. **PARDI KENDY**, born in----- Pontianak, on the twenty----- seventh of September,-------- nineteen hundred and fifty--- eight (27-9-1958), privately employed person, Indonesian-- (National) Citizen, residing in Bekasi, Jalan Niaga Raya-- Block C number 09,----------- Neighborhood Association----- (Rukun Tetangga) 001,-------- Community Association (Rukun Warga) 011, Sepanjang Jaya--- Village/Suburb, Rawalumbu---- Sub-District;---------------- -The holder of Resident's---- Identity Card number:-------- 10.5509.270958.0003, which is valid until the twenty seventh of September, two thousand and seven (27-9-2007).-------
Director	: Mr. **SAFRULLAH HADI SALEH**, mentioned above;-------------


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Director : Mr. **ISHAK SUMARNO**, born in Jakarta, on the thirteenth of May, nineteen hundred and forty three (13-5-1943),----- privately employed person,--- Indonesian (National) Citizen, residing in West Jakarta,---- Mangga Besar IV-E/5,--------- Neighborhood Association----- (Rukun Tetangga) 004,-------- Community Association (Rukun Warga) 001, Taman Sari------- Village/Suburb, Taman Sari--- Sub-District;---------------- -The holder of Resident's Identity Card number:-------- 09.5203.130543.0018, which is valid until the thirteenth of May, two thousand and six (13-5-2006).----------------

Director : Mr. **AW TEE WOO,** born in------ Kelantan, on the eleventh of June, nineteen hundred and fifty one (11-6-1951),------- privately employed person,--- Malaysian National (Citizen),


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temporarily residing in------
Jakarta.--------------------
-The holder of the Malaysian
Passport number: A12103607,
which is valid until the----
seventh of August, two-------
thousand and seven-----------
(7-8-2007).-----------------

Director : Mr. **GOH SENG HUAT,** born in---
Malaysia, on the fifth of---
July, nineteen hundred and---
sixty one (5-7-1961),-------
privately employed person,---
Singaporean National---------
(Citizen), residing at 48,---
Jalan K3, Taman Melawati-----
53300, Kuala Lumpur, Malaysia;
-The holder of Passport------
number: A.14911472, which is
valid until the twenty third
of January, two thousand and
eleven (23-1-2011).----------

Compliance
Director : Mr. **SOEHADIE TANSOL,** Master
of Business Administration,
born in Pontianak, on the--
second of May, nineteen-----


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hundred and fifty nine ------
(2-5-1959), privately employed
person, Indonesian Citizen,--
residing in West Jakarta,----
Taman Kebon Jeruk J.12/17,---
Neighborhood Association-----
(Rukun Tetangga) 003,--------
Community Association (Rukun-
Warga) 002, Srengseng Village/
Suburb, Kembangan -----------
Sub-District;----------------
-The holder of Resident's
Identity Card number:--------
09.5208.020559.5511, which is
valid until the second of----
May, two thousand and seven--
(2-5-2007).------------------

4. To give power to the Board of Directors of the Company to state and declare the decision of the Meeting before a Notary Public.-----------

5. To give power to the Board of Directors of the Company to state and declare the appointment of the Members of the Board of Commissioners and the Members of the Board of Directors in a separate deed before a Notary Public if the approval from Bank Indonesia has been obtained and to do necessary paper work for the


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notification and registration to the competent authorities.-----------------------------------

6. To give power and authority to UOB International Investment Private Limited (UOBII) as the Company's Majority Shareholder to determine the amount of salary and/or other allowances for the newly appointed Members of the Board of Commissioners and the Members of the Board of Directors.-----------------------------------

F. -That in this deed, those persons appearing before me acting as mentioned above hereby intend to exercise the power granted in the Meeting, particularly to state/declare the appointment of a member of the Board of Commissioners mentioned above.---

G. That the appointment of Mr. Karman Tandanu, as a Commissioner of the Company, has obtained approval from Bank Indonesia by virtue of the letter Number: 7/90/GBI/DPIP/Rahasia dated the twenty seventh of October, two thousand and five (27-10-2005).------

H. -That the appointment of Mr. Wee Cho Yaw as the President Commissioner, Mr. Francis Lee Chin Yong as the Vice President Commissioner, Mr. Quek Cher Teck as a member of the Board of Commissioners, Mr. Hafid Hadeli as a member of the Board of Commissioners, and Mr. Sukanta Tanudjaja as a


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member of the Board of Commissioner, which are appointed as the members of the Board of Commissioners of the Company until this point in time have not obtained approval from Bank Indonesia.---

-Therefore the composition of the Board of Commissioners of the Company commencing from the twenty seventh of October, two thousand and five (27-10-2205) i.e. the date on which the approval from Bank Indonesia has been obtained as mentioned above shall be as follows:-----------------------

THE BOARD OF COMMISSIONERS:-----------------------

Commissioner : Mr. **NARAYAN BALAKRISHNA---MENON,** born in Masulipatnam, on the twenty fifth of---- September, nineteen------- hundred and forty five---- (25-9-1945), privately---- employed person, Indian--- National (Citizen),------- temporarily residing in--- Jakarta.------------------

-The holder of the Passport of the Republic of India number: Z1452284, which is valid until the twenty sixth


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of March, two thousand and twelve (26-3-2012).-------

Commissioner : Mr. **KARMAN TANDANU,** born in Medan, on the twenty fifth of November, nineteen----- hundred and fifty one----- (25-11-1951), privately--- employed person, Indonesian National (Citizen),------- residing in West Jakarta, Jalan Taman Daan Mogot I-- Number 6, Neighborhood---- Association (Rukun-------- Tetangga) 002, Community-- Association (Rukun Warga) 001, Tanjung Duren Village/ Suburb, Grogol Sub-District, West Jakarta;-------------

-The holder of Resident's Identity Card number:----- 09.5202.251151.0336, which is valid until the twenty fifth of November, two---- thousand and eight-------- (25-11-2008).-------------


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-I, the Notary Public, know those persons appearing before me.--

---------------------- **THIS DEED** ----------------------

-Made or drawn up as minutes and executed in Jakarta on the day and date as mentioned in the preamble of this deed, in the presence of:-----------------------------

- Mrs. Dahlia, Sarjana Hukum (Master of Law), born in Kota bumi, on the tenth of May, nineteen hundred and sixty eight (10-5-1968), residing in South Jakarta, Jalan Pengadegan Utara I number 37, Neighborhood Association (Rukun Tetangga) 006, Community Association (Rukun Warga) 006, Pengadegan Village/Suburb, Pancoran Sub-District; and --------
- Mr. Rija Yudhistira, born in Jakarta, on the twenty eighth of October, nineteen hundred and eighty two (28-10-1982), residing in South Jakarta, Tebet Utara I G/7, Neighborhood Association (Rukun Tetangga) 006, Community Association (Rukun Warga) 001, Tebet Timur Village/Suburb, Tebet Sub-District; --

both of whom are employees at my, the Notary's Office, as witnesses.--

-After this deed was read out by me, the Notary Public to those persons appearing before me and witnesses, it was immediately signed by those persons appearing before me, witnesses and me, the Notary Public.--------


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-Made or drawn up with three one amendment, i.e. one crossing out with substitution.-----------------------

-The original of this Deed has been duly signed.-------

ISSUED AS A CERTIFIED COPY.

Notary Public in Jakarta,

officially stamped by the Notary Public	*stamp duty*	*signed*

FATHIAH HELMI, SH.

I, Manimbul Luhut Sitorus, certified, authorized and sworn translator, by virtue of the Decree of the Governor of Jakarta Special Capital Region number 5226/1998 SK GUB DKI, dated the 17th of June, 1998, hereby certify that this translation is correct and true to the document written in the Indonesian language which was submitted to me.
Jakarta, December 5, 2005.


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LOMS

L.M. SITORUS, OSMAN SIREGAR, MANIMBUL L.S. & ASSOCIATES

PENERJEMAH RESMI & DISUMPAH
CERTIFIED, AUTHORIZED AND SWORN TRANSLATORS

MULTILINGUAL TRANSLATION AND EDITING SERVICES :
Head Office : Gedung Trisula 2nd Floor, Jl. Menteng Raya No. 35
Phone : (direct) 3914542, 331201 Fax. 3902574
3909150, 3154982, 3147440 Ext. 111
Jakarta Pusat 10340

LM. SITORUS, SH
OSMAN SIREGAR, DRS.
MANIMBUL L.S., DRS.

ASSOCIATES :
IR. ELISABETH S.
DANUJASA, DRS, DTEFL
RAYMOND, DR,M.Ed
J.H. MANURUNG

DEPARTMENT OF LAW AND HUMAN RIGHTS OF
THE REPUBLIC OF INDONESIA
DIRECTORATE GENERAL OF
PUBLIC LAW ADMINISTRATION
Jl. HR. Rasuna Said Kav. 6-7 Kuningan, South Jakarta
Phone (021) 5202387 – Hunting

Number : C-UM.02.01.17385
Attachment : 271/PTGP/PRT/XI/2005
Subject : RECEIPT OF REPORT OF AMENDMENTS TO THE SHAREHOLDERS & BOARD OF DIRECTORS/THE BOARD OF COMMISSIONERS OF PT. BANK BUANA INDONESIA Tbk abbreviated into BBI

Jakarta, November 30, 2005

To:
The Notary Public
Fathiah Helmi, SH

In accordance with the data contained in the Notarial Deed Forms of Model III kept in the *Sisminbakum* (Legal Entities Administration System) Database, Certified Copy of the Deed Number: 12, dated the 7th of September, 2005, which was drawn up before Dina Chozie, SH as substitute for the Notary Public Fathiah Helmi, SH. and the Certified Copy of the Deed Number: 21, dated the 14th of October, 2005 and Certified Copy of the Deed Number: 8, dated the 17th of November, 2005, which were drawn up and submitted by Fathiah Helmi, SH. (a Notary Public), domiciled in CENTRAL JAKARTA together with its supporting documents, which were received


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on the 30th of November, 2005, with regard to the amendments to the Shareholders & the Board of Directors/Board of Commissioners of PT. BANK BUANA INDONESIA Tbk. abbreviated into BBI, domiciled/located in JAKARTA, has been received and recorded in the *Sisminbakum* (Legal Entities Administration System) Database of the Directorate General of Public Law Administration of the Department of Law and Human Rights of the Republic of Indonesia.

O.b. MINISTER OF LAW AND HUMAN RIGHTS OF
THE REPUBLIC OF INDONESIA
DIRECTOR GENERAL FOR PUBLIC LAW ADMINISTRATION

signed

ZULKARNAIN YUNUS, SH., MH.

NIP.: 040034478

I, Manimbul Luhut Sitorus, certified, authorized and sworn translator, by virtue of the Decree of the Governor of Jakarta Special Capital Region number 5226/1998 SK GUB DKI, dated the 17th of June, 1998, hereby certify that this translation is correct and true to the document written in the Indonesian language which was submitted to me.
Jakarta, December 5, 2005.


CERTIFIED, AUTHORIZED AND SWORN
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TRANSLATOR


LOMS

L.M. SITORUS, OSMAN SIREGAR, MANIMBUL L.S. & ASSOCIATES

PENERJEMAH RESMI & DISUMPAH
CERTIFIED, AUTHORIZED AND SWORN TRANSLATORS

MULTILINGUAL TRANSLATION AND EDITING SERVICES :
Head Office : Gedung Trisula 2nd Floor, Jl. Menteng Raya No. 35
Phone : (direct) 3914542, 331201 Fax. 3902574
3909150, 3154982, 3147440 Ext. 111
Jakarta Pusat 10340

LM. SITORUS, SH
OSMAN SIREGAR, DRS.
MANIMBUL L.S., DRS.

ASSOCIATES :
IR. ELISABETH S.
DANUJASA, DRS, DTEFL
RAYMOND, DR,M.Ed
J.H. MANURUNG


BHINNEKA TUNGGAL IKA

NOTARY PUBLIC AND LAND DEED OFFICIAL

FATHIAH HELMI, SH

DECREE OF THE MINISTER OF JUSTICE OF THE REPUBLIC OF INDONESIA
Dated the 1st of September, 1998, No. C-145. HT. 03.02-Th. 1998

DECREE OF THE MINISTER OF AGRARIAN AFFAIRS/
HEAD OF NATIONAL LAND AFFAIRS BOARD
Dated the 21st of December, 1998, No. 18-XI-1998


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Menara Thamrin 2nd Floor, Suite 202
Jl. M.H. Thamrin Kav. 3, Jakarta 10250
Phone. (021) 3913853-54, 3907508, Fax. (021) 3102567
e-mail: fathiah@indosat.net.id

STATEMENT OF DECISION OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF PT BANK BUANA INDONESIA Tbk.

(A LIMITED LIABILITY COMPANY)

abbreviated into PT BBI Tbk.

Number: 8.-

-On this day, Thursday, the seventeenth of November, two thousand and five (17-11-2005).-------------------

-At 11.00 (eleven O'clock) Western Indonesia Time.-----

-Appearing before me, FATHIAH HELMI, Sarjana Hukum (Master of Law), a Notary Public in Jakarta, in the presence of witnesses who are known to me, the Notary Public, and whose names will be mentioned at the closing part of this deed:----------------------------

1. Mr. **EDDY MULJANTO**, born in Jakarta, on the twenty third of March, nineteen hundred and forty seven (23-3-1947), privately employed person, Indonesian Citizen, residing in Central Jakarta, Jalan Krekot Bunder IV number 9, Neighborhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 007, Pasar Baru Village/Suburb, Sawah Besar Sub-District;---

   -The holder of a Resident's Identity Card number: 09.5002.230347.0001, which is valid until the twenty third of March, two thousand and six (23-3-2006);--


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2. Mr. **SAFRULLAH HADI SALEH**, born in Jakarta, on the twenty third of September, nineteen hundred and fifty four (23-9-1954), privately employed person, Indonesian Citizen, residing in East Jakarta, Era Mas 2000 E 4/12, Neighborhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 015, Pulo Gebang Village/Suburb, Cakung Sub-District;---

   The holder of a Resident's Identity Card number: 09.5402.230954.0188, which is valid until the twenty third of September, two thousand and seven (23-9-2007).--

-according to their statements in this matter acting in their respective capacities as a Director of PT Bank Buana Indonesia Tbk. mentioned below, and as such representing the Board of Directors of PT Bank Buana Indonesia Tbk., as a proxy of an Extraordinary General Meeting of Shareholders of PT BANK BUANA INDONESIA Tbk. dated the fourteenth of October, two thousand and five (14-10-2005), the Minutes of Meeting of which were drawn up before me, the Notary Public, dated the fourteenth of October, two thousand and five (14-10-2005), number: 19, and therefore for and on behalf of an Extraordinary General Meeting of Shareholders of **PT BANK BUANA INDONESIA Tbk abbreviated into PT BBI Tbk.** (a limited liability company), domiciled/located in Jakarta, the Articles of Association of which had been

promulgated in the State Gazette of the Republic of Indonesia dated the thirtieth of November, nineteen hundred and fifty six (30-11-1956) Number: 96, Supplement Number: 1243, and the same had been amended several times, and the most recent amendments to the articles of association are as those contained in the deed number: 6, dated the second of June, two thousand and five (2-6-2005) drawn up before me, the Notary Public, the Report of the Deed of Amendment to the Company's Articles of Association of which had been received and recorded in the Sisminbakum (Legal Entity Administration System) Database of the Directorate General of Public Law Administration, Department of Law and Human Rights of the Republic of Indonesia on the seventeenth of June, two thousand and five (17-6-2005) Number: C-16876 HT.01.04.TH.2005, and the same had been registered in the Company Register of the Industry and Trade Sub-Service of the West Jakarta Municipality under Number: 1333/RUB.09.02/VIII/2005 on the fifth of August, two thousand and five (5-8-2005).--------------

-Hereinafter PT BANK BUANA INDONESIA Tbk. abbreviated into PT BBI Tbk. in this deed shall be referred to as **"the Company"**.--

-Those persons appearing before me acting as mentioned above in the first instance state the following matters in this deed:---


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A. That an Extraordinary General Meeting of Shareholders of the Company (hereinafter shall be referred to as **"the Meeting"**) was held on the fourteenth of October, two thousand and five (14-10-2005), taking place at the PT Bank Buana Indonesia Tbk Building, the Minutes of Meeting of which were drawn up before me, the Notary Public, on the fourteenth of October, two thousand and five (14-10-2005), number: 19.-------------------

B. -That in order to fulfill the provisions of paragraph 2 of article 21 of the Company's Articles of Association, notifications for the convening/holding of the Meeting had been served/ sent by means of 2 (two) daily newspapers namely Bisnis Indonesia and Media Indonesia (Morning daily newspapers), both of which were published on the fourteenth of September, two thousand and five (14-9-2005).---------------------------------------

-That in order to fulfill the provisions of paragraph 3 of article 21 of the Company's Articles of Association, notices of meeting had been served/ sent by means of 2 (two) daily newspapers namely Bisnis Indonesia and Media Indonesia (Morning daily newspapers), both of which were published on the twenty ninth of September, two thousand and five (29-9-2005) which shall read as follows:-----


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------------ **PT BANK BUANA INDONESIA Tbk.** -------------

------------------ **("THE COMPANY")** -------------------

------------ **Domiciled/Located in Jakarta** -------------

---------------------- **NOTICE** -----------------------

---- **EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS** -----

The Company's Board of Directors hereby invites the Shareholders of the Company to attend an Extraordinary General Meeting of Shareholders ("the Meeting") which will be held on:---------------------------------------

Day/Date	:	Friday, October 14, 2005;------------
Time	:	10.00 Western Indonesia Time up to--- the end (closing);------------------
Place	:	PT Bank Buana Indonesia Tbk. -------- Bank Buana Wahid Hasyim Building,------ Meeting Room 5th Floor, -------------- Jl. K.H. Wahid Hasyim No. 89 -------- Central Jakarta.--------------------

Agenda of the Meeting: Approval for Amendment to the Composition of the Members of the Board of Commissioners and Board of Directors of the Company.----------------------

Notes:--


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1. In accordance with paragraph 3 of Article 21 of the Company's Articles of Association, the Company does not send separate invitations to the

Shareholders. Therefore, this advertisement is regarded as an official invitation.---------------

2. Those who are entitled to attend or be represented in the Meeting mentioned above are the Shareholders whose names are registered in the Register of Shareholders of the Company, either the Company's shares in the form of warrant or shares in the collective safekeeping on September 28, 2005 at 16.00 Western Indonesia Time (WIB). The Accountholder of KSEI (Stock Company or Custodian Bank) shall be obliged to surrender the investor's particulars (data) who are their Customers for the purpose of issuance of Written Confirmation for the General Meeting of Shareholders ("KTUR") by the Company.---------------------------------------

3. The Shareholders who are not able to attend the meeting may be represented by his/her proxy by virtue of lawful Written Power of Attorney as determined by the Board of Directors.-------------

4. The members of the Board of Commissioners, the members of the Board of Directors and Employees of the Company may act as Proxies in the Meeting, however, the votes they cast in the Meeting as Proxy shall not be counted in the casting of votes.--


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5. The form of Written Power of Attorney is/are available everyday, during the working hours at the Office of the Company, Corporate Secretary Division, Bank Buana Harmoni Building 4th floor, Jln. Gajah Mada No. 1A, Jakarta 10130, Telephone (021) 6330585 Ext 3401/3403 or at the Company's Stock Administration Bureau, PT Sirca Datapro Perdana, Sirca Building, Jln. Johar No. 18, Menteng, Central Jakarta 10340, Telephone (021) 3900645, 3905920.----------------------------------

6. For the Shareholders, who are represented by his/her proxy, Written Power of Attorney shall have been received by the Company or the Company's Stock Administration Bureau at the address (place) as mentioned above, at the latest 3 (three) workdays before the date of the Meeting.----------

7. The Shareholders or his/her Proxy who will attend the Meeting is requested to submit a photocopy of his/her Resident's Identity Card (KTP) which is still valid or the photocopy of other identity cards to the Registration Officer before entering the Meeting Room, and the Shareholders which are in the form of legal entities are obligated to submit a photocopy of the Articles of Association accompanied by the proof of citizenship of the person who represent the said legal entity/body.--


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8. To facilitate the arrangement and for the orderliness of the Meeting, the Shareholders or their Proxies are requested to be present at the place of the Meeting 30 (thirty) minutes before the Meeting is commenced.-------------------------

------------- Jakarta, September 29, 2005 --------

------------- **PT BANK BUANA INDONESIA Tbk.** -------

---------------- The Board of Directors ----------

-That one sheet of the daily newspapers which contains the notification and the correction thereof and notice of the Meeting mentioned above is attached to the minutes of my, the Notary's deed dated the fourteenth of October, two thousand and five (14-10-2005), number: 19.----------------

B. -That in accordance with the Register of Shareholders of the Company as of the twenty eighth of September, two thousand and five (28-9-2005), the total amount of the Company's issued shares are 5,766,242,737 (five billion seven hundred sixty six million two hundred forty two thousand seven hundred thirty seven) shares.------

C. -That a total of 5,212,418,987 (five billion two hundred twelve million four hundred eighteen thousand nine hundred eighty seven) shares or approximately 90.39% (ninety point thirty nine percent) of the total shares which have been issued


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by the Company were present and/or represented in the said Meeting, so based on paragraph 2a of Article 23 of the Company's Articles of Association, the Meeting was lawful and would be entitled to make lawful and binding decisions regarding the matters to be discussed in accordance with the agenda of the Meeting.-------------------

E. that in the said Meeting, the agenda of the Meeting is approved by the majority votes i.e. a total of 4,905,286,090 (four billion nine hundred five million two hundred eighty six thousand ninety) shares or about 94.11% (ninety four point eleven percent) of the total shares present in the Meeting decided as follows:----------------------

To approve the amendment to the composition of the members of the Board of Commissioners and the members of the Board of Directors of the Company, as follows:---------------------------------------

1. To accept and to approve the resignation of Mr. Raden Rachmad, Mr. Lukito Winarto and Mr. Wimpie Wirja Surja and shall be effectively valid as from the closing of the Meeting.-----

2. To appoint the members of the Board of Commissioners, i.e. Mr. Wee Cho Yaw as the President Commissioner, Mr. Francis Lee Chin Yong as the Vice President Commissioner, Mr.


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Quek Cher Teck as a Member of the Board of Commissioners, Mr. Karman Tandanu as a Member of the Board of Commissioners, Mr. Hafid Hadeli as a Member of the Board of Commissioners and Mr. Sukanta Tanudjaja as a Member of the Board of Commissioners commencing from the closing of the Meeting and shall be effectively valid upon the issuance of the approval from Bank Indonesia until the closing date of the Annual General Meeting of Shareholders to be held in the year of 2007 (two thousand and seven). If the approval from Bank Indonesia has been obtained, the composition of the Company's Board of Commissioners shall be as follows:---

THE BOARD OF COMMISSIONERS:-------------------

President Commissioner : Mr. **WEE CHO YAW,** born in China, on the tenth of---- January, nineteen hundred- and twenty nine----------- (10-1-1929), privately---- employed person,---------- Singaporean National------ (Citizen), residing in---- Singapore, number 2 Jalan- Asuhan Singapore 299323,--


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-The holder of Passport---
number: S05916360, which--
is valid until the eighth-
of October, two thousand--
and thirteen (8-10-2013).-

Vice President
Commissioner : Mr. **FRANCIS LEE CHIN YONG,**
born in Malaysia, on the--
nineteenth of June,-------
nineteen hundred and fifty
four (19-6-1954), bank----
executive officer,--------
Malaysian National--------
(Citizen), residing in----
Singapore, 19 Lorong------
Kemaris 4 Bukit Bandaraya-
59100 Kuala Lumpur;-------
-The holder of Malaysian--
Passport number A10726150,
which is valid until the--
thirteenth of August, two
thousand and nine --------
(13-8-2009).--------------


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Commissioner : Mr. **QUEK CHER TECK,** born
in Singapore, on the twenty
fourth of February, nine-
teen hundred and fifty five

(24-2-1955), privately---- employed person,---------- Singaporean National------ (Citizen), temporarily---- residing in Jakarta.------
-The holder of the Republic of Singapore Passport----- number: SD014461D, which-- is valid until the twenty ninth of September, two--- thousand and seven-------- (29-9-2007).--------------

Commissioner : Mr. **NARAYAN BALAKRISHNA---** **MENON,** born in Masulipatnam, on the twenty fifth of---- September, nineteen------- hundred and forty five---- (25-9-1945), privately---- employed person, Indian--- National (Citizen),------- temporarily residing in--- Jakarta.-----------------
-The holder of the Passport of the Republic of India number: Z1452284, which is valid until the twenty sixth


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of March, two thousand and twelve (26-3-2012).-------

Commissioner : Mr. **KARMAN TANDANU,** born in Medan, on the twenty fifth of November, nineteen----- hundred and fifty one----- (25-11-1951), privately--- employed person, Indonesian National (Citizen),------- residing in West Jakarta, Jalan Taman Daan Mogot I-- Number 6, Neighborhood---- Association (Rukun-------- Tetangga) 002, Community-- Association (Rukun Warga) 001, Tanjung Duren Village/ Suburb, Grogol Sub-District, West Jakarta;-------------

-The holder of Resident's Identity Card number:----- 09.5202.251151.0336, which is valid until the twenty fifth of November, two---- thousand and eight-------- (25-11-2008).-------------


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Commissioner : Mr. **HAFID HADELI,** born in Jakarta, on the twenty----

third of August, nineteen hundred and sixty three---(23-8-1963), privately----employed person, Indonesian National (Citizen),-------residing in Central-------Jakarta, Jalan Karang Anyar Permai B/45, Neighborhood Association (Rukun--------Tetangga) 002, Community--Association (Rukun Warga) 013, Karang Anyar Village/ Suburb, Sawah Besar ------Sub-District, Central-----Jakarta;------------------

-The holder of Resident's Identity Card number:-----09.5001.230863.0178, which is valid until the twenty third of August, two----thousand and six --------(23-8-2006).--------------

Commissioner : Mr. **SUKANTA TANUDJAJA,** born in Hokkian, on the--------sixteenth of September,---nineteen hundred and twenty five (16-9-1925), privately


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employed person, Indonesian National (Citizen),------- residing in South Jakarta, Jalan Simprug Golf XIV---- Number A-9, Neighborhood Association (Rukun-------- Tetangga) 002, Community-- Association (Rukun Warga)- 006, Grogol Selatan------- Village/Suburb, Kebayoran- Lama Sub-District, South-- Jakarta;-----------------

-The holder of Resident's Identity Card number:----- 09.0206.160926.0004, which is valid for the duration of his life.--------------

3. To appoint the members of the Board of Directors, i.e. Mr. Ben Gan Hui Beng as the Vice President Director and Mr. Goh Seng Huat as a Member of the Board of Directors commencing from the closing of the Meeting and shall be effectively valid upon the issuance of the approval of Bank Indonesia until the closing date of the Annual General Meeting of Shareholders to be held in the year of 2007 (two thousand and seven). If the approval from Bank Indonesia has been obtained, the


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composition of the Company's Board of Directors shall be as follows:---------------------------

THE BOARD OF DIRECTORS:-----------------------

President Director	: Mr. **JIMMY HENRICUS KURNIAWAN LAIHAD,** born in Jakarta, on-- the second of September,----- nineteen hundred and fifty--- eight (2-9-1958), privately-- employed person, Indonesian-- National (Citizen), residing in West Jakarta, Taman Kebon Jeruk Block I/8/23,---------- Neighborhood Association----- (Rukun Tetangga) 003,-------- Community Association (Rukun Warga) 002, Srengseng Village/ Suburb, Kembangan Sub-District -The holder of Resident's Identity Card number:-------- 09.5208.020958.0313, which is valid until the second of September, two thousand and seven (2-9-2007).------------


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Vice President
Director : Mr. **BEN GAN HUI BENG**, born in Singapore, on the seventh of July, nineteen hundred and fifty (7-7-1950), privately employed person, Singaporean National (Citizen), residing in Singapore, 19 Jalan Pandan, off Linden Drive Singapore 288804;----------------------
-The holder of Passport number: S05916360, which is valid until the thirteenth of April, two thousand and------ fourteen (13-4-2014).--------

Director : Mr. **ARIS JANASUTANTA SUTIRTO**, born in Surabaya, on the twenty ninth of April, nineteen hundred and forty five (29-4-1945), privately employed person, Indonesian National (Citizen), residing in West Jakarta, Green Garden Block P-3/7, Neighborhood Association (Rukun Tetangga) 010, Community Association (Rukun Warga) 010, Kedoya


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Utara Village/Suburb, Kebon Jeruk Sub-District;----------
-The holder of Resident's Identity Card number:--------
09.5205.290445.5502, which is valid until the twenty ninth of April, two thousand and eight (29-4-2008).-----------

Director : Mr. **EDDY MULJANTO**, born in Jakarta, on the twenty third of March, nineteen hundred and forty seven (23-3-1947), privately employed person, Indonesian (National) Citizen, residing in Central Jakarta, Jalan Krekot Bunder IV number 9, Neighborhood Association (Rukun Tetangga) 001,--------
Community Association (Rukun Warga) 007, Pasar Baru-------
Village/Suburb, Sawah Besar Sub-District;----------------
-The holder of Resident's Identity Card number:--------
09.5002.230347.0001, which is valid until the twenty third


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of March, two thousand and six (23-3-2006).-------------

Director	: Mr. **PARDI KENDY**, born in----- Pontianak, on the twenty----- seventh of September,-------- nineteen hundred and fifty--- eight (27-9-1958), privately employed person, Indonesian-- (National) Citizen, residing in Bekasi, Jalan Niaga Raya-- Block C number 09,----------- Neighborhood Association----- (Rukun Tetangga) 001,-------- Community Association (Rukun Warga) 011, Sepanjang Jaya--- Village/Suburb, Rawalumbu---- Sub-District;---------------- -The holder of Resident's---- Identity Card number:-------- 10.5509.270958.0003, which is valid until the twenty seventh of September, two thousand and seven (27-9-2007).-------
Director	: Mr. **SAFRULLAH HADI SALEH**, mentioned above;-------------


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Director : Mr. **ISHAK SUMARNO**, born in Jakarta, on the thirteenth of May, nineteen hundred and forty three (13-5-1943),----- privately employed person,--- Indonesian (National) Citizen, residing in West Jakarta,---- Mangga Besar IV-E/5,--------- Neighborhood Association----- (Rukun Tetangga) 004,-------- Community Association (Rukun Warga) 001, Taman Sari------- Village/Suburb, Taman Sari--- Sub-District;---------------- -The holder of Resident's Identity Card number:-------- 09.5203.130543.0018, which is valid until the thirteenth of May, two thousand and six (13-5-2006).----------------

Director : Mr. **AW TEE WOO,** born in------ Kelantan, on the eleventh of June, nineteen hundred and fifty one (11-6-1951),------- privately employed person,--- Malaysian National (Citizen),


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temporarily residing in------
Jakarta.---------------------
-The holder of the Malaysian Passport number: A12103607, which is valid until the---- seventh of August, two------- thousand and seven----------- (7-8-2007).------------------

Director : Mr. **GOH SENG HUAT,** born in--- Malaysia, on the fifth of--- July, nineteen hundred and--- sixty one (5-7-1961),------- privately employed person,--- Singaporean National--------- (Citizen), residing at 48,--- Jalan K3, Taman Melawati----- 53300, Kuala Lumpur, Malaysia;
-The holder of Passport------ number: A.14911472, which is valid until the twenty third of January, two thousand and eleven (23-1-2011).----------

Compliance Director : Mr. **SOEHADIE TANSOL,** Master of Business Administration, born in Pontianak, on the-- second of May, nineteen-----


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hundred and fifty nine ------
(2-5-1959), privately employed
person, Indonesian Citizen,--
residing in West Jakarta,----
Taman Kebon Jeruk J.12/17,---
Neighborhood Association-----
(Rukun Tetangga) 003,--------
Community Association (Rukun-
Warga) 002, Srengseng Village/
Suburb, Kembangan -----------
Sub-District;---------------
-The holder of Resident's
Identity Card number:--------
09.5208.020559.5511, which is
valid until the second of----
May, two thousand and seven--
(2-5-2007).-----------------

4. To give power to the Board of Directors of the Company to state and declare the decision of the Meeting before a Notary Public.-----------

5. To give power to the Board of Directors of the Company to state and declare the appointment of the Members of the Board of Commissioners and the Members of the Board of Directors in a separate deed before a Notary Public if the approval from Bank Indonesia has been obtained and to do necessary paper work for the


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notification and registration to the competent authorities.----------------------------------

6. To give power and authority to UOB International Investment Private Limited (UOBII) as the Company's Majority Shareholder to determine the amount of salary and/or other allowances for the newly appointed Members of the Board of Commissioners and the Members of the Board of Directors.----------------------------------

F. -That in this deed, those persons appearing before me acting as mentioned above hereby intend to exercise the power granted in the Meeting, particularly to state/declare the appointment of a member of the Board of Commissioners mentioned above.--

G. That the appointment of Mr. Karman Tandanu, as a Commissioner of the Company, has obtained approval from Bank Indonesia by virtue of the letter Number: 7/90/GBI/DPIP/Rahasia dated the twenty seventh of October, two thousand and five (27-10-2005), and has been stated/declared in the deed number: 1, dated the ninth of November, two thousand and five (9-11-2005) which was drawn up before me, the Notary Public;-----------------------------------


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CERTIFIED
TRANSLATOR

H. That the appointment of Mr. Hafid hadeli, as a Commissioner of the Company, has obtained approval

from Bank Indonesia by virtue of the letter Number: 7/93/GBI/DPIP/Rahasia dated the ninth of November, two thousand and five (9-11-2005);----------------

I. -That the appointment of Mr. Wee Cho Yaw as the President Commissioner, Mr. Francis Lee Chin Yong as the Vice President Commissioner, Mr. Quek Cher Teck as a member of the Board of Commissioners, and Mr. Sukanta Tanudjaja as a member of the Board of Commissioner, which are appointed as the members of the Board of Commissioners of the Company until this point in time have not obtained approval from Bank Indonesia.--------------------

-Therefore the composition of the Board of Commissioners of the Company commencing from the ninth of November, two thousand and five (9-11-2205) i.e. the date on which the approval from Bank Indonesia has been obtained as mentioned above shall be as follows:-----------------------

THE BOARD OF COMMISSIONERS:----------------------

Commissioner : Mr. **NARAYAN BALAKRISHNA**--- **MENON,** born in Masulipatnam, on the twenty fifth of---- September, nineteen------- hundred and forty five---- (25-9-1945), privately---- employed person, Indian---


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National (Citizen),-------
temporarily residing in---
Jakarta.------------------
-The holder of the Passport of the Republic of India Passport number: Z1452284, which is valid until the twenty sixth of March, two thousand and twelve (26-3-2012).--------------------

Commissioner : Mr. **KARMAN TANDANU,** born in Medan, on the twenty fifth of November, nineteen----- hundred and fifty one----- (25-11-1951), privately--- employed person, Indonesian National (Citizen),------- residing in West Jakarta, Jalan Taman Daan Mogot I-- Number 6, Neighborhood---- Association (Rukun-------- Tetangga) 002, Community-- Association (Rukun Warga) 001, Tanjung Duren Village/ Suburb, Grogol Sub-District, West Jakarta;-------------


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-The holder of Resident's Identity Card number:----- 09.5202.251151.0336, which is valid until the twenty fifth of November, two---- thousand and eight-------- (25-11-2008).-------------

Commissioner : Mr. **HAFID HADELI,** born in Jakarta, on the twenty---- third of August, nineteen hundred and sixty three--- (23-8-1963), privately---- employed person, Indonesian National (Citizen),------- residing in Central------- Jakarta, Jalan Karang Anyar Permai B/45, Neighborhood Association (Rukun-------- Tetangga) 002, Community-- Association (Rukun Warga) 013, Karang Anyar Village/ Suburb, Sawah Besar ------ Sub-District, Central----- Jakarta;-----------------

-The holder of Resident's Identity Card number:----- 09.5001.230863.0178, which


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is valid until the twenty third of August, two---- thousand and six -------- (23-8-2006).--------------

-I, the Notary Public, know those persons appearing before me.--

--------------------- **THIS DEED** ----------------------

-Made or drawn up as minutes and executed in Jakarta on the day and date as mentioned in the preamble of this deed, in the presence of:----------------------------

- Mrs. Dahlia, Sarjana Hukum (Master of Law), born in Kota bumi, on the tenth of May, nineteen hundred and sixty eight (10-5-1968), residing in South Jakarta, Jalan Pengadegan Utara I number 37, Neighborhood Association (Rukun Tetangga) 006, Community Association (Rukun Warga) 006, Pengadegan Village/Suburb, Pancoran Sub-District; and --------

- Mr. Heriyanto, Sarjana Hukum (Master of Law), born in Muara Kuang, on the nineteenth of November, nineteen hundred and seventy six (19-11-1976), residing in Jakarta, Pangkalan Jati, Neighborhood Association (Rukun Tetangga) 007, Community Association (Rukun Warga) 013, Cipinang Melayu Village/Suburb, Makasar Sub-District;--------------


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both of whom are employees at my, the Notary's Office, as witnesses.--

-After this deed was read out by me, the Notary Public to those persons appearing before me and witnesses, it was immediately signed by those persons appearing before me, witnesses and me, the Notary Public.--------

-Made or drawn up without any amendments.---------------

-The original of this Deed has been duly signed.-------

-ISSUED AS A CERTIFIED COPY.

Notary Public in Jakarta,

officially stamped by the Notary Public *stamp duty* *signed*

FATHIAH HELMI, SH.

I, Manimbul Luhut Sitorus, certified, authorized and sworn translator, by virtue of the Decree of the Governor of Jakarta Special Capital Region number 5226/1998 SK GUB DKI, dated the 17th of June, 1998, hereby certify that this translation is correct and true to the document written in the Indonesian language which was submitted to me.
Jakarta, December 5, 2005.


CERTIFIED, AUTHORIZED AND SWORN
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TRANSLATOR



L.M. SITORUS, OSMAN SIREGAR, MANIMBUL L.S. & ASSOCIATES

PENERJEMAH RESMI & DISUMPAH
CERTIFIED, AUTHORIZED AND SWORN TRANSLATORS

MULTILINGUAL TRANSLATION AND EDITING SERVICES :
Head Office : Gedung Trisula 2nd Floor, Jl. Menteng Raya No. 35
Phone : (direct) 3914542, 331201 Fax. 3902574
3909150, 3154982, 3147440 Ext. 111
Jakarta Pusat 10340

LM. SITORUS, SH
OSMAN SIREGAR, DRS.
MANIMBUL L.S., DRS.

ASSOCIATES :
IR. ELISABETH S.
DANUJASA, DRS, DTEFL
RAYMOND, DR,M.Ed
J.H. MANURUNG

DEPARTMENT OF LAW AND HUMAN RIGHTS OF
THE REPUBLIC OF INDONESIA
DIRECTORATE GENERAL OF
PUBLIC LAW ADMINISTRATION
Jl. HR. Rasuna Said Kav. 6-7 Kuningan, South Jakarta
Phone (021) 5202387 – Hunting

Number : C-UM.02.01.19116
Attachment : 293/PTGP/PRT/XII/2005
Subject : RECEIPT OF REPORT OF CHANGES TO THE BOARD OF DIRECTORS/ THE BOARD OF COMMISSIONERS OF PT. BANK BUANA INDONESIA Tbk abbreviated into BBI

Jakarta, December 30, 2005
To:
Fathiah Helmi, SH
(a Notary Public)

In accordance with the data contained in the Notarial Deed Forms of Model III kept in the *Sisminbakum* (Legal Entities Administration System) Database, Certified Copy of the Deed Number: 46, dated the 27th of December 2005, which was drawn up and submitted by Fathiah Helmi, SH. (a Notary Public), domiciled in CENTRAL JAKARTA together with its supporting documents, which were received on the 29th of December 2005, with regard to the changes to the Board of Directors/the Board of Commissioners of PT. BANK BUANA INDONESIA Tbk abbreviated into BBI, domiciled/located in JAKARTA have been received and recorded in the *Sisminbakum*


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(Legal Entities Administration System) Database of the Directorate General of Public Law Administration of the Department of Law and Human Rights of the Republic of Indonesia.

O.b. MINISTER OF LAW AND HUMAN RIGHTS OF
THE REPUBLIC OF INDONESIA
DIRECTOR GENERAL FOR PUBLIC LAW ADMINISTRATION

signed

ZULKARNAIN YUNUS, SH., MH.
NIP.: 040034478

Notification of Amendment which is not intended in paragraph (2) and paragraph (3) of Article 15 of Law on Limited Liability Company (UU PT) has been received on FRIDAY, JANUARY 20, 2006.

HEAD OF THE TRADE AND INDUSTRY SUB SERVICE OF
THE WEST JAKARTA MUNICIPALITY
AS THE HEAD OF SECOND LEVEL REGION
COMPANY REGISTRATION OFFICE,

officially stamped *signed*

DRS. H. POERNOMO, M.Si.
NIP. 470023729.

I, Manimbul Luhut Sitorus, certified, authorized and sworn translator, appointed by virtue of the Decree of the Governor of Jakarta Special Capital Region number 5226/1998 SK GUB DKI, dated the 17th of June 1998, hereby certify that this translation is correct and true to the document written in the Indonesian language which was submitted to me.
Jakarta, April 12, 2006.


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS



L.M. SITORUS, OSMAN SIREGAR, MANIMBUL L.S. & ASSOCIATES

PENERJEMAH RESMI & DISUMPAH
CERTIFIED, AUTHORIZED AND SWORN TRANSLATORS
MULTILINGUAL TRANSLATION AND EDITING SERVICES :
Head Office : Gedung Trisula 2nd Floor, Jl. Menteng Raya No. 35
Phone : (direct) 3914542, 331201 Fax. 3902574
3909150, 3154982, 3147440 Ext. 111
Jakarta Pusat 10340

LM. SITORUS, SH
OSMAN SIREGAR, DRS.
MANIMBUL L.S., DRS.

ASSOCIATES :
IR. ELISABETH S.
DANUJASA, DRS, DTEFL
RAYMOND, DR,M.Ed
J.H. MANURUNG

STATEMENT OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS RESOLUTIONS OF PT BANK BUANA INDONESIA Tbk.

(A LIMITED LIABILITY COMPANY)

abbreviated into PT BBI Tbk.

Number: 46.-

-On this day, Tuesday, the twenty seventh of December two thousand and five (27-12-2005).-------------------

-At 10.20 (twenty minutes past ten) Western Indonesia Time.--

-Appearing before me, FATHIAH HELMI, Sarjana Hukum (Master of Law), a Notary Public in Jakarta, in the presence of witnesses who are known to me, the Notary Public, and whose names will be mentioned at the closing part of this deed:-----------------------------

1. Mr. **EDDY MULJANTO**, born in Jakarta, on the twenty third of March nineteen hundred and forty seven (23-3-1947), privately employed person, an Indonesian citizen, residing in Central Jakarta, Jalan Krekot Bunder IV number 9, Neighborhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 007, Pasar Baru Village/Suburb, Sawah Besar Sub-District;---------


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-The holder of a Resident's Identity Card number: 09.5002.230347.0001, which is valid until the twenty third of March two thousand and six (23-3-2006);--

2. Mr. **SAFRULLAH HADI SALEH**, born in Jakarta, on the twenty third of September nineteen hundred and fifty four (23-9-1954), privately employed person, an Indonesian citizen, residing in East Jakarta, Era Mas 2000 E 4/12, Neighborhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 015, Pulo Gebang Village/Suburb, Cakung Sub-District;---------------------------------------

   The holder of a Resident's Identity Card number: 09.5402.230954.0188, which is valid until the twenty third of September two thousand and seven (23-9-2007).--

-according to their statements in this matter acting in their respective capacities as a Director of PT Bank Buana Indonesia Tbk. mentioned below, and as such representing the Board of Directors of PT Bank Buana Indonesia Tbk., as a proxy of an Extraordinary General Meeting of Shareholders of PT BANK BUANA INDONESIA Tbk. dated the fourteenth of October two thousand and five (14-10-2005), the Minutes of Meeting of which were drawn up before me, the Notary Public, dated the fourteenth of October two thousand and five (14-10-2005), number: 19, and therefore for and on behalf of an Extraordinary General Meeting of Shareholders of **PT**


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BANK BUANA INDONESIA Tbk abbreviated into PT BBI Tbk. (a limited liability company), domiciled/located in Jakarta, the Articles of Association of which had been promulgated in the State Gazette of the Republic of Indonesia dated the thirtieth of November nineteen hundred and fifty six (30-11-1956) Number: 96, Supplement Number: 1243, and the said articles of association had been amended for several times, and the most recent amendments to the articles of association are as those contained in the deed number: 6, dated the second of June two thousand and five (2-6-2005) drawn up before me, the Notary Public, the Report of the Deed of Amendment to the Company's Articles of Association of which had been received and recorded in the Sisminbakum (Legal Entity Administration System) Database of the Directorate General of Public Law Administration, Department of Law and Human Rights of the Republic of Indonesia on the seventeenth of June two thousand and five (17-6-2005) Number: C-16876 HT.01.04.TH.2005, and the same had been registered in the Company Register of the Industry and Trade Sub-Service of the West Jakarta Municipality under Number: 1333/RUB.09.02/VIII/2005 on the fifth of August two thousand and five (5-8-2005), and the most recent composition of the Board of Directors is as those contained in the deed number: 19, dated the fourteenth of October two thousand and five (14-10-2005) drawn up before me, the Notary Public.----


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-Hereinafter PT BANK BUANA INDONESIA Tbk. abbreviated into PT BBI Tbk. in this deed shall be referred to as **"the Company"**.--

-Those persons appearing before me acting as mentioned above in the first instance state the following matters in this deed:--

A. That an Extraordinary General Meeting of Shareholders of the Company (hereinafter shall be referred to as **"the Meeting"**) was held/convened on the fourteenth of October two thousand and five (14-10-2005), taking place at the PT Bank Buana Indonesia Tbk Building, the Minutes of Meeting of which were drawn up before me, the Notary Public, on the fourteenth of October two thousand and five (14-10-2005), number: 19.------------------------

B. -That in order to fulfill the provisions of paragraph 2 of article 21 of the Company's Articles of Association, notifications for the convening/holding of the Meeting had been served/sent by means of 2 (two) daily newspapers namely Bisnis Indonesia and Media Indonesia (morning daily newspapers), both of which were published on the fourteenth of September two thousand and five (14-9-2005).--


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-That in order to fulfill the provisions of paragraph 3 of article 21 of the Company's Articles

of Association, notices of meeting had been served/ sent by means of 2 (two) daily newspapers namely Bisnis Indonesia and Media Indonesia (morning daily newspapers), both of which were published on the twenty ninth of September two thousand and five (29-9-2005) which shall read as follows:-----

--------- PT BANK BUANA INDONESIA Tbk. -----------

---------------- ("THE COMPANY") -----------------

--------- Domiciled/Located in Jakarta -----------

-------------------- NOTICE ---------------------

-- EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS --

The Company's Board of Directors hereby invites the Shareholders of the Company to attend the Extraordinary General Meeting of Shareholders ("the Meeting") which would be held on:-----------------

Day/Date : Friday, October 14, 2005;------------

Time : 10.00 Western Indonesia Time up to--- the end (closing);-------------------

Place : PT Bank Buana Indonesia Tbk. --------
Bank Buana Wahid Hasyim Building,------
Meeting Room 5th Floor, --------------
Jl. K.H. Wahid Hasyim No. 89 --------
Central Jakarta.---------------------

Meeting Agenda: Approval for the Amendment to the Composition of the Members of the


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Board of Commissioners and Board of Directors of the Company.------

Notes:--

1. In accordance with paragraph 3 of Article 21 of the Company's Articles of Association, the Company does not send separate invitations to the Shareholders. Therefore, this advertisement is regarded as an official invitation.--------

2. Those who are entitled to attend or be represented in the Meeting mentioned above are the Shareholders whose names are registered in the Register of Shareholders of the Company, either the Company's shares in the form of warrant or shares in the collective safekeeping on the 28th of September 2005 at 16.00 Western Indonesia Time (WIB). The Accountholders of KSEI (Securities Company or Custodian Bank) shall be obliged to surrender the investor's particulars (data) who are their customers for the purpose of issuance of Written Confirmation for the General Meeting of Shareholders ("KTUR") by the Company.-------------------------------------

3. The Shareholders who are not able to attend the meeting may be represented by his/her proxy by virtue of lawful Written Power of Attorney as determined by the Board of Directors.---------


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4. The members of the Board of Commissioners, the members of the Board of Directors and Employees of the Company may act as Proxies in the Meeting, however, the votes they cast in the Meeting as Proxy shall not be counted in the casting of votes.------------------------------

5. The form of Written Power of Attorney is/are available everyday, during the working hours at the Office of the Company, Corporate Secretary Division, Bank Buana Harmoni Building 4th floor, Jln. Gajah Mada No. 1A, Jakarta 10130, Telephone (021) 6330585 Ext 3401/3403 or at the Company's Stock Administration Bureau, PT Sirca Datapro Perdana, Sirca Building, Jln. Johar No. 18, Menteng, Central Jakarta 10340, Telephone (021) 3900645, 3905920.---------------------------------------

6. For the Shareholders, who are represented by his/her proxy, Written Power of Attorney shall have been received by the Company or the Company's Stock Administration Bureau at the address (place) as mentioned above, at the latest 3 (three) workdays before the date of the Meeting.----------------------------------


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7. The Shareholders or his/her Proxy who will attend the Meeting is requested to submit a

photocopy of his/her Resident's Identity Card (KTP) which is still valid or the photocopy of other identity cards to the Registration Officer before entering the Meeting Room, and the Shareholders which are in the form of legal entities are obligated to submit a photocopy of the Articles of Association accompanied by the proof of citizenship of the person who represent the said legal entity/ body.--

8. To facilitate the arrangement and for the orderliness of the Meeting, the Shareholders or their Proxies are requested to be present at the place of the Meeting 30 (thirty) minutes before the Meeting is commenced.--------------

------------- Jakarta, September 29, 2005 --------

------------- **PT BANK BUANA INDONESIA Tbk.** -------

---------------- The Board of Directors ----------

-That one sheet of the daily newspapers which contains the notification and the correction thereof and notice of the Meeting mentioned above is attached to the minutes of my, the Notary's deed dated the fourteenth of October two thousand and five (14-10-2005), number: 19.----------------

-That in accordance with the Register of Shareholders of the Company as of the twenty eighth of


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September two thousand and five (28-9-2005), the total amount of the Company's issued shares are 5,766,242,737 (five billion seven hundred sixty six million two hundred forty two thousand seven hundred thirty seven) shares.--------------------

C. -That a total of 5,212,418,987 (five billion two hundred twelve million four hundred eighteen thousand nine hundred eighty seven) shares or approximately 90.39% (ninety point thirty nine percent) of the total shares which had been issued by the Company were present and/or represented in the said Meeting, so based on paragraph 2a of Article 23 of the Company's Articles of Association, the Meeting was lawful and would be entitled to make lawful and binding resolutions regarding the matters to be discussed in accordance with the agenda of the Meeting.---------------------------

E. that in the said Meeting, the agenda of the Meeting is approved by the majority votes i.e. a total of 4,905,286,090 (four billion nine hundred five million two hundred eighty six thousand ninety) shares or about 94.11% (ninety four point eleven percent) of the total shares present in the Meeting resolved as follows:-----------------------------

To approve the amendment to the composition of the members of the Board of Commissioners and the


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members of the Board of Directors of the Company, as follows:---------------------------------------

1. To accept and to approve the resignation of Mr. Raden Rachmad, Mr. Lukito Winarto and Mr. Wimpie Wirja Surja which shall be effectively valid as from the closing of the Meeting.-----

2. To appoint the members of the Board of Commissioners, i.e. Mr. Wee Cho Yaw as the President Commissioner, Mr. Francis Lee Chin Yong as the Vice President Commissioner, Mr. Quek Cher Teck as a Member of the Board of Commissioners, Mr. Karman Tandanu as a Member of the Board of Commissioners, Mr. Hafid Hadeli as a Member of the Board of Commissioners and Mr. Sukanta Tanudjaja as a Member of the Board of Commissioners commencing from the closing of the Meeting and such appointment shall be effectively valid upon the issuance of the approval from Bank Indonesia until the closing date of the Annual General Meeting of Shareholders to be held in the year of 2007 (two thousand and seven). If the approval from Bank Indonesia has been obtained, the composition of the Company's Board of Commissioners shall be as follows:-------------------------------


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M. LUHUT SITORUS
TRANSLATOR

THE BOARD OF COMMISSIONERS:------------------

President Commissioner	: Mr. **WEE CHO YAW;----------**
Vice President Commissioner	: Mr. **FRANCIS LEE CHIN YONG;**
Commissioner	: Mr. **QUEK CHER TECK;-------**
Commissioner	: Mr. **NARAYAN BALAKRISHNA--- MENON;-------------------**
Commissioner	: Mr. **KARMAN TANDANU;-------**
Commissioner	: Mr. **HAFID HADELI;---------**
Commissioner	: Mr. **SUKANTA TANUDJAJA;-----**

3. To appoint the members of the Board of Directors, i.e. Mr. Ben Gan Hui Beng as the Vice President Director and Mr. Goh Seng Huat as a Member of the Board of Directors commencing from the closing of the Meeting and such appointment shall be effectively valid upon the issuance of the approval of Bank Indonesia until the closing date of the Annual General Meeting of Shareholders to be held in the year of 2007 (two thousand and seven).----

   -When the approval from Bank Indonesia has been obtained, the composition of the Company's Board of Directors shall be as follows:-------

THE BOARD OF DIRECTORS:---------------------

President Director	: Mr. **JIMMY HENRICUS KURNIAWAN LAIHAD;---------------------**


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

Vice President Director	:	Mr. **BEN GAN HUI BENG**;--------
Director	:	Mr. **ARIS JANASUTANTA SUTIRTO**;
Director	:	Mr. **EDDY MULJANTO**;-----------
Director	:	Mr. **PARDI KENDY**;-------------
Director	:	Mr. **SAFRULLAH HADI SALEH**;----
Director	:	Mr. **ISHAK SUMARNO**;-----------
Director	:	Mr. **AW TEE WOO**;--------------
Director	:	Mr. **GOH SENG HUAT**;-----------
Compliance Director	:	Mr. **SOEHADIE TANSOL**, Master-- of Business Administration;--

4. To give power to the Board of Directors of the Company to state and declare the resolution of the Meeting before a Notary Public.-----------

5. To give power to the Board of Directors of the Company to state and declare the appointment of the Members of the Board of Commissioners and the Members of the Board of Directors in a separate deed before a Notary Public after the approval from Bank Indonesia has been obtained and to do necessary paper work for the notification to and registration with the competent authorities.-----------------------

6. To give power and authority to UOB International Investment Private Limited (UOBII) as the Company's Majority Shareholder to determine the amount of salary and/or other allowances


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

for the newly appointed Members of the Board of Commissioners and the Members of the Board of Directors.----------------------------------

F. -That in this deed, those persons appearing before me acting as mentioned above hereby intend to exercise the power granted in the said Meeting, particularly to state/declare the appointment of a member of the Board of Commissioners mentioned above.---

G. That the appointment of:-------------------------

- Mr. Karman Tandanu, who has been approved by the Meeting as a Commissioner of the Company, has obtained approval from Bank Indonesia by virtue of the letter Number: 7/90/GBI/DPIP/ Rahasia dated the twenty seventh of October two thousand and five (27-10-2005), and has been declared in my, the Notary's deed number: 1, dated the ninth of November two thousand and five (9-11-2005); and -------------------------
- Mr. Hafid Hadeli, who has been approved by the Meeting as a Commissioner of the Company, has obtained approval from Bank Indonesia by virtue of the letter Number: 7/93/GBI/DPIP/Rahasia dated the ninth of November two thousand and five (9-11-2005), and has been declared in my, the Notary's deed number: 8, dated the


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

seventeenth of November two thousand and five (17-11-2005); ----------------------------------

H. That the appointment of Mr. Ben Gan Hui Beng, as the Vice President Director of the Company, has obtained approval from Bank Indonesia by virtue of the letter Number: 7/109/GBI/DPIP/Rahasia dated the thirteenth of December two thousand and five (13-12-2005);------------------------------------

I. That the appointment of Mr. Francis Lee Chin Yong, as the Vice President Commissioner of the Company, has obtained approval from Bank Indonesia by virtue of the letter Number: 7/110/GBI/DPIP/ Rahasia dated the nineteenth of December two thousand and five (19-12-2005);------------------

-That the appointment of Mr. Wee Cho Yaw as the President Commissioner, Mr. Quek Cher Teck as a Member of the Board of Commissioners, and Mr. Sukanta Tanudjaja as a Member of the Board of Commissioners who are appointed as Members of the Board of Commissioners of the Company until this point in time have not yet obtained approval from Bank Indonesia.-----------------------------------

-Therefore the composition of the Board of Commissioners of the Company commencing from the nineteenth of December two thousand and five (19-12-2005) shall be as follows:-------------------


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

THE BOARD OF COMMISSIONERS:-----------------------

Vice President Commissioner : Mr. **FRANCIS LEE CHIN YONG**,---- born in Malaysia, on the------ nineteenth of June nineteen--- hundred and fifty four (19-6-1954), bank executive officer, Malaysian national (citizen),- residing in Singapore, 19----- Lorong Kemaris 4 Bukit-------- Bandaraya 59100 Kuala Lumpur;-

-The holder of Malaysian------ Passport number A10726150,---- which is valid until the------ thirteenth of August, two----- thousand and nine (13-8-2009).

Commissioner : Mr. **NARAYAN BALAKRISHNA MENON**, born in Masulipatnam, on the--- twenty fifth of September----- nineteen hundred and forty---- five (25-9-1945), privately--- employed person, Indian------- national (citizen), temporarily residing in Jakarta.----------

-The holder of the Passport of the Republic of India number:


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

Z1452284, which is valid until the twenty sixth of March, two thousand and twelve (26-3-2012).------------------------

Commissioner : Mr. **KARMAN TANDANU,** born in----Medan, on the twenty fifth of-November nineteen hundred and-fifty one (25-11-1951),-------privately employed person,----Indonesian national (citizen), residing in West Jakarta, Jalan Taman Daan Mogot I Number 6,--Neighborhood Association (Rukun Tetangga) 002, Community------Association (Rukun Warga) 001, Tanjung Duren Village/Suburb, Grogol Sub-District, West-----Jakarta;----------------------

-The holder of Resident's-----Identity Card number:---------09.5202.251151.0336, which is-valid until the twenty fifth--of November two thousand and-—eight (25-11-2008).-----------


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

Commissioner : Mr. **HAFID HADELI,** born in-----Jakarta, on the twenty third--of August, nineteen hundred---

and sixty three (23-8-1963),--
privately employed person,----
Indonesian national (citizen),
residing in Central Jakarta,--
Jalan Karang Anyar Permai-----
B/45, Neighborhood Association
(Rukun Tetangga) 002, Community
Association (Rukun Warga) 013,
Karang Anyar Village/Suburb,--
Sawah Besar Sub-District,-----
Central Jakarta;--------------
-The holder of Resident's-----
Identity Card number:---------
09.5001.230863.0178, which is-
valid until the twenty third--
of August, two thousand and---
six (23-8-2006).--------------

-That the appointment of Mr. GOH SENG HUAT as a Director of the Company until this point in time has not yet obtained approval from Bank Indonesia.

-Therefore the composition of the Board of Directors of the Company commencing from the thirteenth of December two thousand and five (13-12-2005) that is the date of issuance of the approval from Bank Indonesia mentioned above shall be as follows:------------------------------------


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

THE BOARD OF DIRECTORS:-----------------------

President Director : Mr. **JIMMY HENRICUS KURNIAWAN LAIHAD,** born in Jakarta, on-- the second of September------ nineteen hundred and fifty--- eight (2-9-1958), privately-- employed person, an Indonesian national (citizen), residing in West Jakarta, Taman Kebon Jeruk Block I/8/23,---------- Neighborhood Association----- (Rukun Tetangga) 003,--------- Community Association (Rukun Warga) 002, Srengseng Village/ Suburb, Kembangan Sub-District -The holder of a Resident's Identity Card number:-------- 09.5208.020958.0313, which is valid until the second of September two thousand and seven (2-9-2007).------------

Vice President Director : Mr. **BEN GAN HUI BENG,** born in Singapore, on the seventh of July nineteen hundred and fifty (7-7-1950), privately employed person, a Singaporean


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

national (citizen), residing in Singapore, 19 Jalan Pandan, off Linden Drive Singapore 288804;---------------------
-The holder of Singaporean--- Passport number: S05916360,-- which is valid until the----- thirteenth of April two------ thousand and fourteen-------- (13-4-2014).----------------

Director : Mr. **ARIS JANASUTANTA SUTIRTO**, born in Surabaya, on the twenty ninth of April nineteen hundred and forty five (29-4-1945), privately employed person, an Indonesian national (citizen), residing in West Jakarta, Green Garden Block P-3/7, Neighborhood Association (Rukun Tetangga) 010, Community Association (Rukun Warga) 010, Kedoya Utara Village/Suburb, Kebon Jeruk Sub-District;----------------
-The holder of a Resident's Identity Card number:-------- 09.5205.290445.5502, which is


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

valid until the twenty ninth of April two thousand and eight (29-4-2008);-----------

Director	: Mr. **EDDY MULJANTO**, mentioned above;-----------------------
Director	: Mr. **PARDI KENDY,** born in----- Pontianak, on the twenty----- seventh of September nineteen hundred and fifty eight (27-9-1958), privately employed-- person, an Indonesian ------- (national) citizen, residing- in Bekasi, Jalan Niaga Raya-- Block C number 09,----------- Neighborhood Association----- (Rukun Tetangga) 001,-------- Community Association (Rukun Warga) 011, Sepanjang Jaya--- Village/Suburb, Rawalumbu---- Sub-District;---------------- -The holder of a Resident's Identity Card number:-------- 10.5509.270958.0003, which is valid until the twenty seventh of September two thousand and seven (27-9-2007).-----------


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

Director : Mr. **SAFRULLAH HADI SALEH**,---- mentioned above;-------------

Director : Mr. **ISHAK SUMARNO**, born in Jakarta, on the thirteenth of May nineteen hundred and----- forty three (13-5-1943),----- privately employed person, an Indonesian (national) citizen, residing in West Jakarta,---- Mangga Besar IV-E/5,--------- Neighborhood Association----- (Rukun Tetangga) 004,-------- Community Association (Rukun Warga) 001, Tamansari-------- Village/Suburb, Tamansari---- Sub-District;---------------- -The holder of a Resident's Identity Card number:-------- 09.5203.130543.0018, which is valid until the thirteenth of May two thousand and six ---- (13-5-2006);----------------

Director : Mr. **AW TEE WOO**, born in------ Kelantan, on the eleventh of June, nineteen hundred and fifty one (11-6-1951),------- privately employed person, a


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

Malaysian national (citizen), temporarily residing in------ Jakarta;---------------------
-The holder of the Malaysian Passport number: A12103607, which is valid until the---- seventh of August two-------- thousand and seven----------- (7-8-2007).------------------

Compliance Director: Mr. **SOEHADIE TANSOL**, Master-- of Business Administration,-- born in Pontianak, on the---- second of May nineteen hundred and fifty nine (2-5-1959),--- privately employed person,--- an Indonesian national------- (citizen), residing in West-- Jakarta, Taman Kebon Jeruk -- J.12/17, Neighborhood ------- Association (Rukun Tetangga)- 003, Community Association--- (Rukun Warga) 002, Srengseng-- Village/Suburb, Kembangan --- Sub-District;----------------
-The holder of a Resident's Identity Card number:-------- 09.5208.020559.5511, which is


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

valid until the second of----
May two thousand and seven--
(2-5-2007).-----------------

-I, the Notary Public, know those persons appearing before me.--

--------------------- **THIS DEED** ---------------------

-Made or drawn up as minutes and executed in Jakarta on the day and date as mentioned in the preamble of this deed, in the presence of:----------------------------

- Mrs. Dahlia, Sarjana Hukum (Master of Law), born in Kota bumi, on the tenth of May nineteen hundred and sixty eight (10-5-1968), residing in South Jakarta, Jalan Pengadegan Utara I number 37, Neighborhood Association (Rukun Tetangga) 006, Community Association (Rukun Warga) 006, Pengadegan Village/ Suburb, Pancoran Sub-District; and ---------------
- Mr. Heriyanto, Sarjana Hukum (Master of Law), born in Muara Kuang, on the nineteenth of November nineteen hundred and seventy six (19-11-1976), residing in Jakarta, Pangkalan Jati, Neighborhood Association (Rukun Tetangga) 007, Community Association (Rukun Warga) 013, Cipinang Melayu Village/ Suburb, Makasar Sub-District;---------------------

-both of whom are employees at my, the Notary's Office, as witnesses.--


AUTHORIZED AND SWORN
M. LUHUT SITORUS
CERTIFIED
TRANSLATOR

-After this deed was read out by me, the Notary Public to those persons appearing before me and witnesses, it was immediately signed by those persons appearing before me, witnesses and me, the Notary Public.--------

-Made or drawn up with one amendment, i.e. one crossing out with substitution.---------------------------------

-The original of this Deed has been duly signed.-------

ISSUED AS A CERTIFIED COPY.

Notary Public in Jakarta,

officially stamped by the Notary Public *stamp duty* *signed*

FATHIAH HELMI, SH.

Notification of Amendment which is not intended in paragraph (2) and paragraph (3) of Article 15 of Law on Limited Liability Company (UU PT) has been received on FRIDAY, JANUARY 20, 2006.

HEAD OF THE TRADE AND INDUSTRY SUB SERVICE OF
THE WEST JAKARTA MUNICIPALITY
AS THE HEAD OF SECOND LEVEL REGION
COMPANY REGISTRATION OFFICE,

officially stamped *signed*

DRS. H. POERNOMO, M.Si.
NIP. 470023729.

I, Manimbul Luhut Sitorus, certified, authorized and sworn translator, appointed by virtue of the Decree of the Governor of Jakarta Special Capital Region number 5226/1998 SK GUB DKI, dated the 17th of June, 1998, hereby certify that this translation is correct and true to the document written in the Indonesian language which was submitted to me.
Jakarta, April 12, 2006.


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

File Number :
82-34694

No.06/DIR/0022

Attachment 2/12

Jakarta, January 4, 2006

The Capital Market Supervisory Agency (Bapepam)
Gedung Baru Departemen Keuangan RI
Jl. Dr. Wahidin No. 1
Jakarta 10210

Re: Transparency of Information on Certain Shareholders

Dear Sir/Madam,

Referring to the Capital Market's Rule No.X.M.1, attachment of the Chairman of the Capital Market's Decision No.Kep-82/PM/1996 dated January 17, 1996, regarding Transparency of Information for Certain Shareholders, we would like to inform you that PT Sari Dasa Karsa (SDK), Shareholder of PT Bank Buana Indonesia Tbk., has purchased Bank Buana's shares with the following details :

1. Name and Address of Buyer :
   Name : PT Sari Dasa Karsa
   Address : Jl. Asemka No. 32 – 36
   Jakarta 11110

2. Date, Volume, and Price of Transaction :

Date of Transaction	Volume of Transaction (Shares)	Total Transaction (Rupiah)	Price (Rp) per Share
December 12, 2005	647,346	617,568,084	954
December 14, 2005	162,665	155,182,410	954
December 15, 2005	853,432	814,174,128	954
December 16, 2005	177,452	169,289,208	954

3. Purpose of Transaction : Investment

In line with that, total ownership of SDK at Bank Buana on December 31, 2005 was 1,542,704,346 shares or 26.75% from the total paid-up capital.

Please be informed accordingly. Thank you for your attention.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Aris Janasutanta Sutirto
Managing Director

Eddy Muljanto
Managing Director

File Number :
82-34694

No.06/DIR/0036

Attachment 3/12

Jakarta, January 5, 2006

The Capital Market Supervisory Agency (Bapepam)
Gedung Baru Departemen Keuangan RI
Jl. Dr. Wahidin No. 1
Jakarta 10210

Re: Information Transparency that must be immediately announced to the Public.

Dear Sir/ Madam,

Referring to our letter No.05/DIR/1329 dated December 22, 2005 on Announcement about The end of Tender Offer Period, we would like to inform you that UOB International Investment Private Limited (UOBII), as Bank Buana's shareholder, made the payment obligation to Bank Buana's shareholders participating in the Tender Offer on December 28, 2005.

In relation to the payment, UOBII's total ownership in Bank Buana is 61.10% of Bank Buana's total paid-up capital considering that total shares participating in the Tender Offer is 8.10% from the Bank's total paid-up capital.

Based on Bank Buana Shareholders' List as of December 31, 2005, Bank Buana's shareholder composition is as follows :

Shareholders	Total Shares	Percentage
UOBII	3,522,917,153	61.10%
PT Sari Dasa Karsa	1,542,704,346	26.75%
Public	700,621,238	12.15%
Total	**5,766,242,737**	**100.00%**

This information is provided in line with the Capital Market Regulation No.X.K.1, regarding Information Transparency that must be immediately announced to the Public, attachment of the Chairman of the Capital Market Decision No.Kep-86/PM/1996 dated January 24, 1996.

Thank you for your attention

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Safrullah Hadi Saleh
Managing Director

Eddy Muljanto
Managing Director

File Number :
82-34694

Attachment 4/12

No.06/CST/013

Jakarta, January 11, 2006

Head of Capital Market Supervisory Agency (Bapepam)
Gedung Baru Departemen Keuangan RI
Jl. Dr. Wahidin No. 1
<u>Jakarta 10210</u>

<u>Re: Submission of PT Bank Buana Indonesia Tbk.'s Documents</u>

Dear Sir/Madam,

Referring our letter No.06/CST/003 dated January 2, 2006 on Submission of PT Bank Buana Indonesia Tbk.'s Documents, we herewith enclose the following documents:

1. A photocopy of Bank Indonesia's Approval Letter No.7/120/GBI/DPIP/Confidential dated December 26, 2005 regarding the Decision on Mr. Wee Cho Yaw Nomination as PT Bank Buana Indonesia Tbk.'s President Commissioner.
2. A photocopy of Deed No.4 dated January 4, 2006 regarding the approval for appointment of Mr. Wee Cho Yaw as Bank Buana's President Commissioner The deed was made in front of a Public Notary, Fathiah Helmi, SH, in Jakarta.

Reporting proof from the Directorate General of Public Law Administration, Department of Law and Human Rights of the Republic of Indonesia for the Deeds will be submitted after we receive it from the related institution.

Please be informed accordingly. Thank you for your attention and guidance given so far.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

<u>Safrullah Hadi Saleh</u>	<u>Juliana Samudro</u>
Managing Director	Head of Division

No.7/120/GBI/DPIP/Confidential

Jakarta, December 26,2005

To the Board of Directors
PT Bank Buana Indonesia Tbk.
Jl. Gajah Mada No. 1 A
Jakarta

Re: Decision on Mr. Wee Cho Yaw Nomination as PT Bank Buana Indonesia Tbk.'s President Commissioner

Referring to your letter No.05/DIR/1016, No.05/DIR/1114, No.05/DIR/1117, No.05/DIR/1138, No.05/CST/134 and No.05/DIR/1326 each dated September 26, October 11, 12, 14, December 20, 21, 2005 on the above mentioned subject and in accordance to Bank Indonesia's Regulation No.2/27/PBI/200 on National Bank and No.5/25/PBI/2003 on Fit and Proper Test, we would like to inform you that we have approved the nomination of Mr. Wee Cho Yaw as a President Commissioner of your Bank in line with the Deed of Extraordinary Shareholders Meeting of your Bank No. 19 dated October 14, 2005. The nomination will be valid effective as of the date of this letter.

In case Mr. Wee Cho Yaw does not fulfill the condition of the said regulation in the future, this approval will be reconsidered.

Please be informed accordingly.

Signed on behalf of the Governor of Bank Indonesia

Maman H. Somantri
Deputy Governor


LOMS

L.M. SITORUS, OSMAN SIREGAR, MANIMBUL L.S. & ASSOCIATES

PENERJEMAH RESMI & DISUMPAH

CERTIFIED, AUTHORIZED AND SWORN TRANSLATORS

MULTILINGUAL TRANSLATION AND EDITING SERVICES :

Head Office : Gedung Trisula 2nd Floor, Jl. Menteng Raya No. 35
Phone : (direct) 3914542, 331201 Fax. 3902574
3909150, 3154982, 3147440 Ext. 111
Jakarta Pusat 10340

LM. SITORUS, SH
OSMAN SIREGAR, DRS.
MANIMBUL L.S., DRS.

ASSOCIATES :
IR. ELISABETH S.
DANUJASA, DRS, DTEFL
RAYMOND, DR,M.Ed
J.H. MANURUNG

DEPARTMENT OF LAW AND HUMAN RIGHTS OF
THE REPUBLIC OF INDONESIA
DIRECTORATE GENERAL OF
PUBLIC LAW ADMINISTRATION
Jl. HR. Rasuna Said Kav. 6-7 Kuningan, South Jakarta
Phone (021) 5202387 – Hunting

Number : C-UM.02.01.406
Attachment : 001/PTGP/PRT/I/2006
Subject : RECEIPT OF REPORT OF CHANGES TO THE BOARD OF DIRECTORS/ THE BOARD OF COMMISSIONERS OF PT. BANK BUANA INDONESIA Tbk abbreviated into BBI

Jakarta, January 11, 2006

To:
Fathiah Helmi, SH
(a Notary Public)

In accordance with the data contained in the Notarial Deed Forms of Model III kept in the *Sisminbakum* (Legal Entities Administration System) Database, Certified Copy of the Deed Number: 4, dated the 4th of January 2006, which was drawn up and submitted by Fathiah Helmi, SH. (a Notary Public), domiciled in CENTRAL JAKARTA together with its supporting documents, which were received on the 9th of January 2006, with regard to the changes to the Board of Directors/the Board of Commissioners of PT. BANK BUANA INDONESIA Tbk abbreviated into BBI, domiciled/located in JAKARTA have been received and recorded in the *Sisminbakum*


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

(Legal Entities Administration System) Database of the Directorate General of Public Law Administration of the Department of Law and Human Rights of the Republic of Indonesia.

O.b. MINISTER OF LAW AND HUMAN RIGHTS OF
THE REPUBLIC OF INDONESIA
DIRECTOR GENERAL FOR PUBLIC LAW ADMINISTRATION

signed

ZULKARNAIN YUNUS, SH., MH.
NIP.: 040034478

Notification of Amendment which is not intended in paragraph (2) and paragraph (3) of Article 15 of Law on Limited Liability Company (UU PT) has been received on WEDNESDAY, FEBRUARY 01, 2006.

HEAD OF THE TRADE AND INDUSTRY SUB SERVICE OF
THE WEST JAKARTA MUNICIPALITY
AS THE HEAD OF SECOND LEVEL REGION
COMPANY REGISTRATION OFFICE,

officially stamped *signed*

DRS. H. POERNOMO, M.Si.
NIP. 470023729.

I, Manimbul Luhut Sitorus, certified, authorized and sworn translator, appointed by virtue of the Decree of the Governor of Jakarta Special Capital Region number 5226/1998 SK GUB DKI, dated the 17th of June 1998, hereby certify that this translation is correct and true to the document written in the Indonesian language which was submitted to me.
Jakarta, April 12, 2006


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR



Head Office : Gedung Trisula 2nd Floor, Jl. Menteng Raya No. 35
Phone : (direct) 3914542, 331281 Fax. 3902574
3909150, 3154982, 3147440 Ext. 111
Jakarta Pusat 10340

LM. SITORUS, SH
OSMAN SIREGAR, DRS.
MANIMBUL L.S., DRS.

ASSOCIATES :
IR. ELISABETH S.
DANUJASA, DRS, DTEFL
RAYMOND, DR,M.Ed
J.H. MANURUNG

STATEMENT OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS RESOLUTIONS OF PT BANK BUANA INDONESIA Tbk. (A LIMITED LIABILITY COMPANY) abbreviated into PT BBI Tbk.

Number: 4.-

-On this day, Wednesday, the fourth of January two thousand and six (4-1-2006).----------------------------

-At 11.45 (fifteen minutes to twelve) Western Indonesia Time.--

-Appearing before me, FATHIAH HELMI, Sarjana Hukum (Master of Law), a Notary Public in Jakarta, in the presence of witnesses who are known to me, the Notary Public, and whose names will be mentioned at the closing part of this deed:-----------------------------

1. Mr. **EDDY MULJANTO**, born in Jakarta, on the twenty third of March nineteen hundred and forty seven (23-3-1947), privately employed person, an Indonesian citizen, residing in Central Jakarta, Jalan Krekot Bunder IV number 9, Neighborhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 007, Pasar Baru Village/Suburb, Sawah Besar Sub-District;---------


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

-The holder of a Resident's Identity Card number: 09.5002.230347.0001, which is valid until the twenty third of March two thousand and six (23-3-2006);--

2. Mr. **ARIS JANASUTANTA SUTIRTO**, born in Surabaya, on the twenty ninth of April nineteen hundred and forty five (29-4-1945), privately employed person, an Indonesian citizen, residing in West Jakarta, Green Garden Block P-3/7, Neighborhood Association (Rukun Tetangga) 010, Community Association (Rukun Warga) 010, Kehoya Utara Village/Suburb, Kebon Jeruk Sub-District;------------------------------

   -The holder of a Resident's Identity Card number: 09.5205.290445.5502, which is valid until the twenty ninth of April two thousand and eight (29-4-2008).

-according to their statements in this matter acting in their respective capacities as a Director of PT Bank Buana Indonesia Tbk. mentioned below, and as such representing the Board of Directors of PT Bank Buana Indonesia Tbk., as a proxy of an Extraordinary General Meeting of Shareholders of PT BANK BUANA INDONESIA Tbk. dated the fourteenth of October two thousand and five (14-10-2005), the Minutes of Meeting of which were drawn up before me, the Notary Public, dated the fourteenth of October two thousand and five (14-10-2005), number: 19, and therefore for and on behalf of an Extraordinary General Meeting of Shareholders of **PT**


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

BANK BUANA INDONESIA Tbk abbreviated into PT BBI Tbk. (a limited liability company), domiciled/located in Jakarta, the Articles of Association of which had been promulgated in the State Gazette of the Republic of Indonesia dated the thirtieth of November nineteen hundred and fifty six (30-11-1956) Number: 96, Supplement Number: 1243, and the said articles of association had been amended for several times, and the most recent amendments to the articles of association had been promulgated in the State Gazette of the Republic of Indonesia dated the sixteenth of September two thousand and five (16-9-2005) Number: 74, Supplement Number: 883/L, and the most recent composition of the Board of Directors is as those contained in the deed number: 19, dated the fourteenth of October two thousand and five (14-10-2005) drawn up before me, the Notary Public.----

-Hereinafter PT BANK BUANA INDONESIA Tbk. abbreviated into PT BBI Tbk. in this deed shall be referred to as **"the Company"**.--

-Those persons appearing before me acting as mentioned above in the first instance state the following matters in this deed:--

A. That an Extraordinary General Meeting of Share-holders of the Company (hereinafter shall be referred to as **"the Meeting"**) was held/convened on the fourteenth of October two thousand and five


AUTHORIZED AND SWORN
M. LUHUT SITORUS
CERTIFIED
TRANSLATOR

(14-10-2005), taking place at the PT Bank Buana Indonesia Tbk Building, the Minutes of Meeting of which were drawn up before me, the Notary Public, on the fourteenth of October two thousand and five (14-10-2005), number: 19.------------------------

B. -That in order to fulfill the provisions of paragraph 2 of article 21 of the Company's Articles of Association, notifications for the convening/ holding of the Meeting had been served/sent by means of 2 (two) daily newspapers namely Bisnis Indonesia and Media Indonesia (morning daily newspapers), both of which were published on the fourteenth of September two thousand and five (14-9-2005).---

-That in order to fulfill the provisions of paragraph 3 of article 21 of the Company's Articles of Association, notices of meeting had been served/ sent by means of 2 (two) daily newspapers namely Bisnis Indonesia and Media Indonesia (morning daily newspapers), both of which were published on the twenty ninth of September two thousand and five (29-9-2005) which shall read as follows:-----

--------- **PT BANK BUANA INDONESIA Tbk.** -----------

--------------- **("THE COMPANY")** ------------------

--------- **Domiciled/Located in Jakarta** -----------

------------------- **NOTICE** ---------------------

-- **EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS** --


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

The Company's Board of Directors hereby invites the Shareholders of the Company to attend an Extra-ordinary General Meeting of Shareholders ("the Meeting") which would be held on:-----------------

Day/Date : Friday, October 14, 2005;------------

Time : 10.00 Western Indonesia Time up to---
the end (closing);-------------------

Place : PT Bank Buana Indonesia Tbk. --------
Bank Buana Wahid Hasyim Building,------
Meeting Room 5th Floor, --------------
Jl. K.H. Wahid Hasyim No. 89 --------
Central Jakarta.--------------------

Meeting Agenda: Approval for the Change/Amendment to the Composition of the Members of the Board of Commissioners and Board of Directors of the Company.

Notes:--

1. In accordance with paragraph 3 of Article 21 of the Company's Articles of Association, the Company does not send separate invitations to the Shareholders. Therefore, this advertisement is regarded as an official invitation.--------

2. Those who are entitled to attend or be represented in the Meeting mentioned above are the Shareholders whose names are registered in the Register of Shareholders of the Company, either


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

the Company's shares in the form of warrant or shares in the collective safekeeping on the 28th of September 2005 at 16.00 Western Indonesia Time (WIB). The Accountholders of KSEI (Securities Company or Custodian Bank) shall be obliged to surrender the investor's particulars (data) who are their customers for the purpose of issuance of Written Confirmation for the General Meeting of Shareholders ("KTUR") by the Company.---------------------------------------

3. The Shareholders who are not able to attend the meeting may be represented by his/her proxy by virtue of lawful Written Power of Attorney as determined by the Board of Directors.---------

4. The members of the Board of Commissioners, the members of the Board of Directors and Employees of the Company may act as Proxies in the Meeting, however, the votes they cast in the Meeting as Proxy shall not be counted in the casting of votes.----------------------------

5. The form of Written Power of Attorney is/are available everyday, during the working hours at the Office of the Company, Corporate Secretary Division, Bank Buana Harmoni Building 4th floor, Jln. Gajah Mada No. 1A, Jakarta 10130, Telephone (021) 6330585 Ext 3401/3403 or at the Company's Stock Administration


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

Bureau, PT Sirca Datapro Perdana, Sirca Building, Jln. Johar No. 18, Menteng, Central Jakarta 10340, Telephone (021) 3900645, 3905920.---

6. For the Shareholders, who are represented by his/her proxy, Written Power of Attorney shall have been received by the Company or the Company's Stock Administration Bureau at the address (place) as mentioned above, at the latest 3 (three) workdays before the date of the Meeting.-----------------------------------

7. The Shareholders or his/her Proxy who will attend the Meeting is requested to submit a photocopy of his/her Resident's Identity Card (KTP) which is still valid or the photocopy of other identity cards to the Registration Officer before entering the Meeting Room, and the Shareholders which are in the form of legal entities are obligated to submit a photocopy of the Articles of Association accompanied by the proof of citizenship of the person who represent the said legal entity/ body.---

8. To facilitate the arrangement and for the orderliness of the Meeting, the Shareholders or their Proxies are requested to be present


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

at the place of the Meeting 30 (thirty) minutes before the Meeting is commenced.--------------

------------- Jakarta, September 29, 2005 --------

------------- **PT BANK BUANA INDONESIA Tbk.** -------

---------------- The Board of Directors ----------

-That one sheet of the daily newspapers which contains the notification and the correction thereof and notice of the Meeting mentioned above is attached to the minutes of my, the Notary's deed dated the fourteenth of October two thousand and five (14-10-2005), number: 19.----------------

B. -That in accordance with the Register of Shareholders of the Company as of the twenty eighth of September two thousand and five (28-9-2005), the total amount of the Company's issued shares are 5,766,242,737 (five billion seven hundred sixty six million two hundred forty two thousand seven hundred thirty seven) shares.---------------------

C. -That a total of 5,212,418,987 (five billion two hundred twelve million four hundred eighteen thousand nine hundred eighty seven) shares or approximately 90.39% (ninety point thirty nine percent) of the total shares which had been issued by the Company were present and/or represented in the said Meeting, so based on paragraph 2a of Article 23 of the Company's Articles of Association,


CERTIFIED, AUTHORIZED AND SWORN
M. LUMUT SITORUS
TRANSLATOR

the Meeting was lawful and would be entitled to make lawful and binding resolutions regarding the matters to be discussed in accordance with the agenda of the Meeting.---------------------------

E. that in the said Meeting, the agenda of the Meeting is approved by the majority votes i.e. a total of 4,905,286,090 (four billion nine hundred five million two hundred eighty six thousand ninety) shares or about 94.11% (ninety four point eleven percent) of the total shares present in the Meeting resolved as follows:------------------------------

To approve the change/amendment to the composition of the members of the Board of Commissioners and the members of the Board of Directors of the Company, as follows:-----------------------------

1. To accept and to approve the resignation of Mr. Raden Rachmad, Mr. Lukito Winarto and Mr. Wimpie Wirja Surja which shall be effectively valid as from the closing of the Meeting.-----

2. To appoint the members of the Board of Commissioners, i.e. Mr. Wee Cho Yaw as the President Commissioner, Mr. Francis Lee Chin Yong as the Vice President Commissioner, Mr. Quek Cher Teck as a Member of the Board of Commissioners, Mr. Karman Tandanu as a Member of the Board of Commissioners, Mr. Hafid Hadeli


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

as a Member of the Board of Commissioners and Mr. Sukanta Tanudjaja as a Member of the Board of Commissioners commencing from the closing of the Meeting and such appointment shall be effectively valid upon the issuance of the approval from Bank Indonesia until the closing date of the Annual General Meeting of Share-holders to be held in the year of 2007 (two thousand and seven). If the approval from Bank Indonesia has been obtained, the composition of the Company's Board of Commissioners shall be as follows:--------------------------------

THE BOARD OF COMMISSIONERS:-------------------

President Commissioner	: Mr. **WEE CHO YAW;----------**
Vice President Commissioner	: Mr. **FRANCIS LEE CHIN YONG;**
Commissioner	: Mr. **QUEK CHER TECK;-------**
Commissioner	: Mr. **NARAYAN BALAKRISHNA---MENON;--------------------**
Commissioner	: Mr. **KARMAN TANDANU;-------**
Commissioner	: Mr. **HAFID HADELI;---------**
Commissioner	: Mr. **SUKANTA TANUDJAJA;-----**

3. To appoint the members of the Board of Directors, i.e. Mr. Ben Gan Hui Beng as the Vice President Director and Mr. Goh Seng Huat as a Member of the Board of Directors commencing from the closing of the Meeting and


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

such appointment shall be effectively valid upon the issuance of the approval of Bank Indonesia until the closing date of the Annual General Meeting of Shareholders to be held in the year of 2007 (two thousand and seven).----

-When the approval from Bank Indonesia has been obtained, the composition of the Company's Board of Directors shall be as follows:-------

THE BOARD OF DIRECTORS:----------------------

President Director	: Mr. **JIMMY HENRICUS KURNIAWAN LAIHAD;**---------------------
Vice President Director	: Mr. **BEN GAN HUI BENG;**--------
Director	: Mr. **ARIS JANASUTANTA SUTIRTO;**
Director	: Mr. **EDDY MULJANTO;**-----------
Director	: Mr. **PARDI KENDY;**-------------
Director	: Mr. **SAFRULLAH HADI SALEH;**----
Director	: Mr. **ISHAK SUMARNO;**-----------
Director	: Mr. **AW TEE WOO;**--------------
Director	: Mr. **GOH SENG HUAT;**-----------
Compliance Director	: Mr. **SOEHADIE TANSOL,** Master-- of Business Administration;--

4. To give power to the Board of Directors of the Company to state and declare the resolution of the Meeting before a Notary Public.-----------


AUTHORIZED AND SWORN
CERTIFIED
M. LUHUT SITORUS
TRANSLATOR

5. To give power to the Board of Directors of the Company to state and declare the appointment of the Members of the Board of Commissioners and the Members of the Board of Directors in a separate deed before a Notary Public after the approval from Bank Indonesia has been obtained and to do necessary paper work for the notification to and registration with the competent authorities.------------------------

6. To give power and authority to UOB International Investment Private Limited (UOBII) as the Company's Majority Shareholder to determine the amount of salary and/or other allowances for the newly appointed Members of the Board of Commissioners and the Members of the Board of Directors.---------------------------------

F. -That in this deed, those persons appearing before me acting as mentioned above hereby intend to exercise the power granted in the said Meeting, particularly to state/declare the appointment of a member of the Board of Commissioners mentioned above.---

G. That the appointment of:--------------------------

- Mr. Karman Tandanu, who has been approved by the Meeting as a Commissioner of the Company, has obtained approval from Bank Indonesia by


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

virtue of the letter Number: 7/90/GBI/DPIP/ Rahasia dated the twenty seventh of October two thousand and five (27-10-2005), and has been declared in my, the Notary's deed number: 1, dated the ninth of November two thousand and five (9-11-2005); and ------------------------

- Mr. Hafid Hadeli, who has been approved by the Meeting as a Commissioner of the Company, has obtained approval from Bank Indonesia by virtue of the letter Number: 7/93/GBI/DPIP/Rahasia dated the ninth of November two thousand and five (9-11-2005), and has been declared in my, the Notary's deed number: 8, dated the seventeenth of November two thousand and five (17-11-2005); ----------------------------------
- Mr. Ben Gan Hui Beng, who has been approved by the Meeting as the Vice President Director of the Company, has obtained approval from Bank Indonesia by virtue of the letter Number: 7/109/GBI/DPIP/Rahasia dated the thirteenth of December two thousand and five (13-12-2005), and has been declared in my, the Notary's deed number: 46, dated the twenty seventh of December two thousand and five (27-12-2005);------------
- Mr. Francis Lee Chin Yong, who has been approved by the Meeting as the Vice President Commissioner of the Company, has obtained approval from Bank Indonesia by virtue of the letter Number:


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

7/110/GBI/DPIP/Rahasia dated the nineteenth of December two thousand and five (19-12-2005), and has been declared in my, the Notary's deed number: 46, dated the twenty seventh of December two thousand and five (27-12-2005); -----------

H. That the appointment of Mr. Wee Cho Yaw, as the President Commissioner of the Company, has obtained approval from Bank Indonesia by virtue of the letter Number: 7/120/GBI/DPIP/Rahasia dated the twenty seventh of December two thousand and five (26-12-2005);--------------------------------------

-Therefore the composition of the Board of Commissioners of the Company commencing from the twenty sixth of December two thousand and five (26-12-2005) that is the date of issuance of the approval from Bank Indonesia mentioned above shall be as follows:-------------------------------------

THE BOARD OF COMMISSIONERS:----------------------

President Commissioner : Mr. **WEE CHO YAW**, born in China, on the tenth of January------- nineteen hundred and twenty--- nine (10-1-1929), privately--- employed person, Singaporean-- national (citizen), residing--


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

in Singapore, number 2, Jalan Asahan, Singapore 299323;-----

-The holder of Singaporean---- Passport number S0591636D,---- which is valid until the eighth of October two thousand and--- thirteen (8-10-2013).---------

Vice President Commissioner : Mr. **FRANCIS LEE CHIN YONG**,----

born in Malaysia, on the------ nineteenth of June nineteen--- hundred and fifty four (19-6-1954), bank executive officer, Malaysian national (citizen),- residing in Singapore, #04-179 Treetops Executive Residence-— 7 Orange Grove Road, Singapore 258355;----------------------

-The holder of Malaysian------ Passport number A10726150,---- which is valid until the------ thirteenth of August two----- thousand and nine (13-8-2009).

Commissioner : Mr. **NARAYAN BALAKRISHNA MENON**,

born in Masulipatnam, on the--- twenty fifth of September----- nineteen hundred and forty----


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

five (25-9-1945), privately---
employed person, Indian-------
national (citizen), temporarily
residing in India, 203 Tulip,
Prestige Exotica Number 3-----
Cunningham Crescent Road,-----
Bangalore 560052-Karnataka.---
-The holder of the Passport of
the Republic of India number:
Z1452284, which is valid until
the twenty sixth of March, two
thousand and twelve (26-3-
2012).------------------------

Commissioner : Mr. **KARMAN TANDANU,** born in----
Medan, on the twenty fifth of-
November nineteen hundred and-
fifty one (25-11-1951),-------
privately employed person,----
Indonesian national (citizen),
residing in West Jakarta, Jalan
Taman Daan Mogot I Number 6,--
Neighborhood Association (Rukun
Tetangga) 002, Community------
Association (Rukun Warga) 001,
Tanjung Duren Village/Suburb,
Grogol Sub-District, West-----
Jakarta;----------------------


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

-The holder of Resident's-----
Identity Card number:---------
09.5202.251151.0336, which is-
valid until the twenty fifth--
of November two thousand and—
eight (25-11-2008).-----------

Commissioner : Mr. **HAFID HADELI,** born in-----
Jakarta, on the twenty third--
of August nineteen hundred---
and sixty three (23-8-1963),--
privately employed person,----
Indonesian national (citizen),
residing in Central Jakarta,--
Jalan Karang Anyar Permai-----
B/45, Neighborhood Association
(Rukun Tetangga) 002, Community
Association (Rukun Warga) 013,
Karang Anyar Village/Suburb,--
Sawah Besar Sub-District,-----
Central Jakarta;--------------
-The holder of Resident's-----
Identity Card number:---------
09.5001.230863.0178, which is-
valid until the twenty third--
of August two thousand and---
six (23-8-2006).--------------


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

-I, the Notary Public, know those persons appearing before me.--

--------------------- **THIS DEED** ---------------------

-Made or drawn up as minutes and executed in Jakarta on the day and date as mentioned in the preamble of this deed, in the presence of:----------------------------

- Mrs. Dahlia, Sarjana Hukum (Master of Law), born in Kota bumi, on the tenth of May nineteen hundred and sixty eight (10-5-1968), residing in South Jakarta, Jalan Pengadegan Utara I number 37, Neighborhood Association (Rukun Tetangga) 006, Community Association (Rukun Warga) 006, Pengadegan Village/ Suburb, Pancoran Sub-District; and ---------------

- Mr. Heriyanto, Sarjana Hukum (Master of Law), born in Muara Kuang, on the nineteenth of November nineteen hundred and seventy six (19-11-1976), residing in Jakarta, Pangkalan Jati, Neighborhood Association (Rukun Tetangga) 007, Community Association (Rukun Warga) 013, Cipinang Melayu Village/ Suburb, Makasar Sub-District;--------------------

both of whom are employees at my, the Notary's Office, as witnesses.--

-After this deed was read out by me, the Notary Public to those persons appearing before me and witnesses, it


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

was immediately signed by those persons appearing before me, witnesses and me, the Notary Public.--------

-Made or drawn up with two amendments, i.e. two crossing outs with substitutions.--------------------------------

-The original of this Deed has been duly signed.-------

ISSUED AS A CERTIFIED COPY.

Notary Public in Jakarta,

officially stamped by the Notary Public	*stamp duty*	*signed*

FATHIAH HELMI, SH.

I, Manimbul Luhut Sitorus, certified, authorized and sworn translator, appointed by virtue of the Decree of the Governor of Jakarta Special Capital Region number 5226/1998 SK GUB DKI, dated the 17th of June, 1998, hereby certify that this translation is correct and true to the document written in the Indonesian language which was submitted to me.
Jakarta, April 12, 2006


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

File Number :
82-34694

Attachment 5/12

No.06/CST/014

Jakarta, January 11, 2006

The Capital Market Supervisory Agency (Bapepam)
Gedung Baru Departemen Keuangan RI
Jl. Dr. Wahidin No. 1
Jakarta 10210

Re: Information Transparency that must be immediately announced to the Public

Dear Sir/Madam,

Referring to our letter No.06/CST/003 dated January 2, 2006 on Submission of PT Bank Buana Indonesia Tbk.'s Documents and letter No.06/CST/013 dated January 11, 2006 on Submission of Bank Buana's Documents on the approval for Mr. Wee Cho Yaw's nomination as President Commissioner, we would like to inform you the new composition of Bank Buana's Board of Commissioners and Board of Directors:

1. Board of Commissioners

No.	Name	Position
1.	Wee Cho Yaw	President Commissioner
2.	Francis Lee Chin Yong	Vice President Commissioner
3.	Narayan Balakrishna Menon	Commissioner
4.	Quek Cher Teck*	Commissioner
5.	Karman Tandanu	Commissioner

** still in the process of Fit & Proper Test by the Central Bank*

2. Board of Directors

No.	Name	Position
1.	Jimmy H. Kurniawan Laihad	President Director
2.	Ben Gan Hui Beng	Vice President Director
3.	Aris Janasutanta Sutirto	Director
4.	Pardi Kendy	Director
5.	Eddy Muljanto	Director
6.	Safrullah Hadi Saleh	Director
7.	Ishak Sumarno	Director
8.	Aw Tee Woo	Director
9.	Goh Seng Huat*	Director
10.	Soehadie Tansol	Compliance Director

** still in the process of Fit & Proper Test by the Central Bank*

This information is provided in line with the Capital Market Regulation No.X.K.1 on Information Transparency that must be immediately announced to the Public

Thank you for your attention and guidance given so far.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Safrullah Hadi Saleh
Managing Director

Juliana Samudro
Head of Division

File Number :
82-34694

No.06/DIR/0107

Attachment 6/12

Jakarta, February 7, 2006

Mr. Darmin Nasution
Chairman of Capital Market Supervisory Agency (Bapepam)
Gedung Baru Departemen Keuangan RI
Jl. Dr. Wahidin No. 1
Jakarta 10210

Re: Information about Implementation Postponement of PT Bank Buana Indonesia Tbk.'s Paid-up Capital Increase through Management Stock Option Program (MSOP)

Dear Mr. Nasution,

As a follow up on our report to Bapepam No.05/DIR/215 dated March 28, 2005, regarding the submission of PT Bank Buana Indonesia Tbk.'s General Shareholder Meeting Results point B item 2: the Second Agenda, we would like to inform you that Bank Buana's Board of Directors has decided to postpone the implementation of PT Bank Buana Indonesia Tbk.'s Paid up Capital Increase through a mechanism of increasing capital without the Right to Order Stocks in Advance (HMETD) by issuing stocks that are still in the portfolio to give a stock option program to the management of the Bank to buy Bank Buana's stocks through Management Stock Option Program (MSOP).

To determine the members of the Bank's Management who have the right for the option, a measuring mechanism that is accurate and that is in line with the objective and purpose of MSOP is required, i.e.

1. To maximize long-term success of Bank Buana
2. To align the interest of the Bank's Management and Shareholders
3. To relate MSOP appreciation with performance measurement
4. To increase the Bank's Financial results that support stock appreciation
5. To increase Bank Buana Management's sense of belonging
6. To balance short-term and long-term performance of the Bank
7. To attract and retain the Bank's skilled and potential employees at certain management level

Considering that the measurement mechanism is still being processed at the Human Resources Division, Bank Buana's Board of Directors decide to postpone the above MSOP program until a performance measurement mechanism that is line with Key Performance Indicator (KPI) is available.

In line with the regulation in effect, this decision will be informed to Bank Buana's Shareholders through the General Shareholders' Meeting.

Please be informed accordingly. Thank you for the attention and guidance given by Bapepam so far.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad	Safrullah Hadi Saleh
President Director	Managing Director

File Number :
82-34694

No.06/CST/0043

Attachment 7/12

Jakarta, February 10, 2006

Mr. Darmin Nasution
Chairman of Capital Market Supervisory Agency (Bapepam)
Gedung Baru Departemen Keuangan RI
Jl. Dr. Wahidin No. 1
Jakarta 10210

Re: Information Transparency that must be immediately announced to the Public

Dear Mr.Nasution,

In response to the news in *Bisnis Indonesia* Morning Newspaper on February 10, 2006, titled "Fictitious Consultant has caused a Financial Loss at Bank Buana" on page B1 (a copy of the article is attached), we herewith would like to inform you as follows:

1. Bank Buana did not suffer a financial loss of Rp29 billion.
2. The Management of Bank Buana never made any provision for fictitious consultant services and never made any payment for fictitious consultant services.

This information is provided in line with the Capital Market Regulation No.X.K.1 Information Transparency that must be immediately announced to the Public

We thank you for your attention.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Corporate Secretary Division,

Juliana Samudro
Head of Division

FICTITIOUS CONSULTANT FEE HAS INFLICTED A FINANCIAL LOSS FOR BANK BUANA

PT Bank Buana Indonesia Tbk. was indicated to suffer a financial loss of Rp 29 billion as the result of the management's decision in arranging a fictitious Consultant Service. Bank Indonesia has carried out investigations and according to the news, they have recommended to do an evaluation Fit & Proper Test towards the 2 member of the Board of Directors (BOD).

This practice of consultant service involved the son of one of the former Ministers during the time of Megawati Soekarnoputri presidency. However, Managing Director Safrullah Hadi Saleh has denied the allegation.

"There is no such thing. If it did happen, it would've shown on the Audited Financial Statement. The fact is, a new investor has acquired Bank Buana," Safrullah said yesterday.

One source of Bisnis Indonesia at the Central Bank said that during their investigations, they have found unusual arrangement of the Consultancy Service that was indicated as a fraud.

"The case has been delegated to the Directorate of Bank Supervision I at the Central Bank. Further decision by the Governor will be taken".

According to the source, every violation that have been done by the existing BOD may lead to a possibility that their Fit & Proper Test will be reevaluated by the Central Bank. "After it has been found out, some of the funds have been restituted".

The source further explains that the case has become one of the causes of the resignation of two former members of BOC, R. Rachmad (former President Commissioner) and Wimpie Wirja Surja (former member of BOC). "Wimpie has been working with Bank Buana for more than 30 years and has been a Commissioner of the Bank for 2 periods".

Commenting on this matter, Safrullah said that those two former BOC members resigned because of the new investor, UOBII as the new majority shareholder of the Bank. "Therefore, it is not because of other matter".

Director of Bank Supervision Division I, Rusli Simanjuntak, when he was contacted by Bisnis Indonesia, commented, "I cannot inform what the Central Bank is doing right now".

At the same time, Deputy Governor of the Central Bank, Siti Fadrijah when contacted by Bisnis Indonesia said that she has no idea on the matter "I don't know, if it has something to do with the Bank's individual, I do not want to answer."

Bank Buana is a public company whose share has been acquired by UOBII in the total of 61.1%. UOBII is an investment company that belongs to UOB Bank Singapore. As of September 2005, the Bank has an asset of Rp 15.85 trillion and profit before tax of Rp 392 billion.

For the time being, Bank Buana is lead by President Director Jimmy Kurniawan Laihad who has been in the management structure of the Bank since 1999. 1 Vice President Director and 8 Managing Directors assist Jimmy.

BOC is lead by a President Commissioner, Wee Chow Yaw and 1 Vice President Commissioner and 3 members assist him. According to Safrullah, all new management members post UOB's acquisition, have passed their Fit & Proper Test.

In Box:

UOB Adds Another 8.1%

UOBII has added to their shareholding in Bank Buana another 8.1% trough a Tender Offer process so that total ownership now has become 61.1%.

In its Press Release to the Capital Market some times ago, UOB has acquired another 446.805 million of Bank Buana shares from Public Shareholders. With share price of Rp 954, this Investor from Singapore paid Rp 445.33 billion.

In its release, UOB stated that the Tender Offer only applies to the remaining shares that they have not yet owned, except for the 1% of the shares belongs to PT Sari Dasa Karsa in which at present moment still holds 25% of the shares. "This is because of the regulation that a minimum of 1% of the Bank's capital in Indonesia has to be owned by a Local Company".

UOB has acquired the majority of Bank Buana shares from PT Sari Dasa Karsa at the end of quarter III last year. The company has become a vehicle for UOB Singapore to do their business expansion in Indonesia.

Source: Bisnis Indonesia – February 10, 2006.

File Number :
82-34694

No.06/CST/0047

Attachment 8/12

Jakarta, February 13, 2006

Head of Capital Market Supervisory Agency (Bapepam)
Gedung Baru Departemen Keuangan RI
Jl. Dr. Wahidin No. 1
Jakarta 10210

Re: Submission of PT Bank Buana Indonesia Tbk.'s Documents

Dear Sir/Madam,

Referring to our letter No.05/DIR/1137 dated October 14, 2005 on the submission of the Results of PT Bank Buana Indonesia Tbk's General Shareholders Meeting on October 14, 2005, we herewith enclose photocopies of the following documents:

1. Bank Indonesia's letter No.8/11/GBI/DPIP/Confidential dated January 30, 2006 regarding the Decision on the Nomination of Mr. Goh Seng Huat as PT Bank Buana Indonesia Tbk.'s Director.
2. United Overseas Bank Ltd, Singapore (UOB) letter dated February 3, 2006 regarding the appointment of the incumbent to represent UOB at PT Bank Buana Indonesia Tbk. effective as of February 6, 2006 and the relinquishing of the position as First Vice President, International at UOB.

Please be informed accordingly. Thank you for the attention and guidance given so far.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Safrullah Hadi Saleh	Juliana Samudro
Managing Director	Head of Division

File Number :
82-34694

Attachment 8/12

No.8/11/GBI/DPIP/Confidential

Jakarta, January 30, 2006

To the Board of Directors
PT Bank Buana Indonesia Tbk.
Jl. Gajah Mada No. 1 A
Jakarta

Re: Decision on the Nomination of Mr. Goh Seng Huat as PT Bank Buana Indonesia Tbk.'s Director

Referring to your letter No.05/DIR/1125, No.05/DIR/1138, No.05/DIR/1218, No.05/DIR/1284, No. 06/CST/019 each dated October 13, 14, November 14, December 9, 2005 and January 13, 2006 on the above mentioned subject and in accordance to Bank Indonesia's Regulation No.2/27/PBI/200 on National Bank and No. 5/25/PBI/2003 on Fit and Proper Test, we would like to inform you that we have approved the nomination of Mr. Goh Seng Huat as a Director of your Bank in line with the Deed of Extraordinary Shareholders Meeting of your Bank No. 19 dated October 14, 2005. The nomination will be valid effective after he relinquishes the responsibility as First Vice President, International United Overseas Bank Ltd, Singapore.

In case Mr. Goh Seng Huat does not fulfill the condition of the said regulation in the future, this approval will be reconsidered.

Please be informed accordingly.

Signed on behalf of the Governor of Bank Indonesia

Maman H. Somantri
Deputy Governor

February 13, 2006

PRIVATE & CONFIDENTIAL

Mr. Goh Seng Huat
c/o United Overseas Bank Ltd.
International

Dear Seng Huat,

SECONDMENT TO P.T. BANK BUANA, INDONESIA

This is to inform you that you will be seconded to P.T. Bank Buana, Indonesia with effect from February 6, 2006. With this secondment, you will relinquish your responsibility as First Vice President, International.

We wish you best of luck in your new assignment.

Yours sincerely

Jenny Wong
Senior Vice President
Human Resources
United Overseas Bank Limited

No.06/CST/0048

Jakarta, February 13, 2006

The Capital Market Supervisory Agency (Bapepam)
Gedung Baru Departemen Keuangan RI
Jl. Dr.Wahidin No. 1
Jakarta 10210

Re: Information Transparency that must be immediately announced to the Public

Dear Sir/Madam,

Referring to our letter No.06/CST/014 dated January 11, 2006 on the above matter and letter No.06/CST/0047 dated February 13, 2006 on Submission of Bank Buana Documents regarding the approval for the appointment of Mr. Goh Seng Huat as Director, we herewith would like to inform you the new composition of Bank Buana's Board of Commissioners and Board of Directors :

1. Board of Commissioners

No.	Name	Position
1.	Wee Cho Yaw	President Commissioner
2.	Francis Lee Chin Yong	Vice President Commissioner
3.	Narayan Balakrishna Menon	Commissioner
4.	Quek Cher Teck*	Commissioner
5.	Karman Tandanu	Commissioner

** still in the process of Fit & Proper Test by the Central Bank*

2. Board of Directors

No.	Name	Position
1.	Jimmy H. Kurniawan Laihad	President Director
2.	Ben Gan Hui Beng	Vice President Director
3.	Aris Janasutanta Sutirto	Director
4.	Pardi Kendy	Director
5.	Eddy Muljanto	Director
6.	Safrullah Hadi Saleh	Director
7.	Ishak Sumarno	Director
8.	Aw Tee Woo	Director
9.	Goh Seng Huat	Director
10.	Soehadie Tansol	Compliance Director

This information is provided in line with the Capital Market Regulation No.X.K.1 regarding Information Transparency that must be immediately announced to the Public

Thank you for the attention and guidance given so far.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Safrullah Hadi Saleh
Managing Director

Juliana Samudro
Head of Division

No.06/DIR/0190

Jakarta, March 16, 2006

Mr. Darmin Nasution
Chairman of Capital Market Supervisory Agency (Bapepam)
Gedung Baru Departemen Keuangan RI
Jl. Dr. Wahidin No. 1
Jakarta 10210

Re: Submission of PT Bank Buana Indonesia Tbk's Financial Statement

Dear Mr. Nasution,

In line with Bapepam's Regulation No.X.K.2 on the obligation to Submit a Financial Statement periodically, attachment of the Chairman of the Capital Market's Decision No.Kep-36/PM/2003 dated September 30, 2003, we herewith enclose PT Bank Buana Indonesia Tbk.'s Financial Statement with an Independent Auditor Report for the period of December 31, 2005 including comparison figures for 2005 and 2004.

The Financial Statement was prepared by a Public Accountant, Prasetio, Sarwoko & Sandjaja (Ernst & Young) that is in accordance with its report, No.RPC-4906 dated February 3, 2006.

In relation to the above Financial Statement, in fulfilling the Chairman of Capital Market Decision No.Kep-40/PM/2003 dated December 22, 2003, and in fulfilling regulation No.VIII.G.11 regarding Board of Directors' Responsibility on Financial Statements, we herewith enclose a Board of Directors' Statement Letter No.06/DIR/0189 dated March 15, 2006.

Please be informed accordingly and thank you for your attention.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Safrullah Hadi Saleh	Pardi Kendy
Managing Director	Managing Director

File Number :
82-34694

No.06/DIR/0189

Attachment 10/12

**THE STATEMENT OF BOARD OF DIRECTORS
REGARDING
RESPONSIBILITY ON FINANCIAL STATEMENT
DECEMBER 31, 2005
PT BANK BUANA INDONESIA Tbk.**

The undersigned below :

1. Name : **Jimmy Kurniawan Laihad**
   Office Address : Jl. Gajah Mada No. 1A, Jakarta 10130
   Domicile Address : Taman Kebon Jeruk Blok 1/8 No. 23, Jakarta Barat
   Phone Number : (021) 6330585
   Function : President Director

2. Name : **Safrullah Hadi Saleh**
   Office Address : Jl. Gajah Mada No. 1A, Jakarta 10130
   Domicile Address : Era Mas 2000 E 4/12, Cakung, Jakarta Timur
   Phone Number : (021) 6330585
   Function : Managing Director

Declare that :

1. We are responsible for drafting and presenting the company's financial statement.
2. The company's financial statement is drafted and presented in accordance with generally accepted accounting principles.
3. a. All information in the company's financial statement has been completely and correctly stated.
   b. The company's financial statement does not contain any materially incorrect information or fact, and does not eliminate any material information or fact.
4. We are responsible for the company's internal control system.

Thus this statement is made accurately.

Jakarta, March 15, 2006
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad
President Director

Safrullah Hadi Saleh
Managing Director

File Number :
82-34694

Attachment 11/12

No.06/CST/0075

Jakarta, March 20, 2006

Mr. Darmin Nasution
Chairman of Capital Market Supervisory Agency (Bapepam)
Gedung Baru Departemen Keuangan RI
Jl. Dr. Wahidin No. 1
Jakarta 10210

Re: Submission of Financial Statement Advertisement Proof

Dear Mr. Nasution,

In line with the Capital Market's Regulation No.X.K.2, attachment of the Chairman of the Capital Market's Decision No.Kep-36/PM/2003 dated September 30, 2003 on the obligation to Submit Financial Statement Periodically, we herewith enclose proof of PT Bank Buana Indonesia Tbk.'s Financial Statement advertisement for the periods of December 31, 2005 and 2004 that were published in 2 (two) daily newspapers, Bisnis Indonesia and Investor Daily, on March 20, 2006.

Please be informed accordingly and thank you for your attention.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Safrullah Hadi Saleh	Juliana Samudro
Managing Director	Head of Division

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
Period 31 December 2005 and 2004

No.	ACCOUNT	31-Dec-05	31-Dec-04
	ASSETS		
1.	Cash	130,559	126,516
2.	Placement at Bank Indonesia		
	a. Demand Deposit at Bank Indonesia	1,002,609	897,844
	b. Certificate of Bank Indonesia	167,417	2,280,545
	c. Others	-	-
3.	Demand Deposits at Other Bank		
	a. Rupiahs	4,949	2,183
	b. Foreign Currencies	123,977	82,105
4.	Interbank Placements		
	a. Rupiahs	325,000	77,000
	Allowance for Interbank Placements at Other Banks -/-	(3,299)	(792)
	b. Foreign Currencies	1,196,461	464,039
	Allowance for Interbank Placements at Other Banks -/-	(13,204)	(5,469)
5.	Securities Held		
	a. Rupiahs		
	i. Trading	74,079	79,407
	ii. Available for Sale	25,359	25,054
	iii. Held to Maturity	69,899	72,945
	Allowance for Securities Held -/-	(1,693)	(1,774)
	b. Foreign Currencies		
	i. Trading	271,410	526,939
	ii. Available for Sale	-	-
	iii. Held to Maturity	17,991	311,850
	Allowance for Securities Held -/-	(2,981)	(8,016)
6	Securities Under Repurchase Agreement	-	-
7	Government Bonds Held		
	a. Trading	230,448	507,453
	b. Available for Sale	-	-
	c. Held to Maturity	1,660,257	2,139,637
8	Securities Under Resell Agreement Receivables *(Reverse Repo)*		
	a. Rupiahs	-	511,962
	Allowance *Reverse Repo* -/-	-	(5,128)
	b. Foreign Currencies	-	-
	Allowance *Reverse Repo* -/-	-	-
9	Derivative Assets	17	324
	Allowance for Derivative Assets -/-	-	(3)
10	Credit Extended (Loan)		
	a. Rupiahs		
	i. Connected Parties	141,417	40,681
	ii. Others Parties	10,018,088	7,657,653
	Allowance for Credit Extended -/-	(178,199)	(93,691)
	b. Foreign Currencies		
	i. Connected Parties	8,769	18,796
	ii. Others Parties	144,781	141,654
	Allowance for Credit Extended -/-	(4,049)	(5,137)
11	Acceptance Assets	24,496	37,046
	Allowance for Acceptance Assets -/-	(434)	(526)
12	Equity Participation	89	89
	Allowance for Equity Participation -/-	(63)	(63)
13	Deferred Income	87,294	75,226
14	Prepaid Expenses	12,650	7,959
15	Prepaid Taxes	-	-
16	Deferred Tax Assets	19,552	13,053
17	Fixed Assets	634,751	548,009
	Accumulated Depreciation of Fixed Assets -/-	(266,876)	(225,442)
18	Abandoned Property	-	-
	Allowance for Abandoned state Property -/- *)	-	-
19	Leased assets	-	
	Accumulated leased assets -/-	-	
20	Transferred Collaterals	16,717	10,248
	Allowance for Transferred Collaterals -/- *)	-	-
21	Other Assets	61,267	43,504
	TOTAL ASSETS	**15,999,505**	**16,353,680**

Notes : *) These accounts will be effective as of January 2006.

BALANCE SHEET
Period 31 December 2005 and 2004

No.	ACCOUNT	31-Dec-05	31-Dec-04
	LIABILITIES AND EQUITY		
1.	Demand Deposits		
	a. Rupiahs	1,921,267	2,353,521
	b. Foreign Currencies	1,194,564	1,216,150
2.	Other Current Liabilities	37,396	92,392
3.	Saving Deposits	4,051,849	4,767,139
4.	Time Deposits		
	a. Rupiahs		
	i. Connected Parties	972,273	546,723
	ii. Others Parties	4,296,581	4,178,373
	b. Foreign Currencies		
	i. Connected Parties	37,437	10,793
	ii. Others Parties	418,042	347,468
5.	Certificates of Deposit		
	a. Rupiahs	-	-
	b. Foreign Currencies	-	-
6.	Deposits from Other Banks	367,607	416,989
7.	Securities Sold under Agreement to Repurchase *(Repo)*	-	-
8.	Derivative Liabilities	16	6
9.	Acceptance Liabilities	24,496	37,046
10.	Securities Issued		
	a. Rupiahs	295,429	294,154
	b. Foreign Currencies	-	-
11.	Borrowings		
	a. Short Term Funding Facilities from Bank Indonesia	-	-
	b. Others		
	i. Rupiahs		
	- Connected Parties	-	-
	- Others Parties	28,555	34,890
	ii. Foreign Currencies		
	- Connected Parties	-	-
	- Others Parties	-	-
12.	Allowance for losses on Commitments & Contingencies	2,109	3,139
13.	Leasing Liabilities	-	-
14.	Deferred Expenses	34,910	24,753
15.	Income Tax Assessment	19,512	29,556
16.	Deferred Tax Liabilities	-	-
17.	Other Liabilities	128,334	98,683
18.	Subordinated Loans		-
	a. Connected Parties	-	-
	b. Others Parties	-	-
19.	Loan Capital		
	a. Connected Parties	-	-
	b. Others Parties	-	-
20.	Minority Interest	-	-
21.	Equity		
	a. Paid Up Capital	1,441,561	1,247,028
	b. Agio (disagio)	238,276	91,827
	c. Donated Capital	-	-
	d. Capital Deposit Fund	-	-
	e. Translation Adjustment in Financial Statements	-	-
	f. Increment from Revaluation of Fixed Assets	103,280	103,280
	g. Unrealized Gains/Losses of Securities	6,897	6,592
	h. Other Comprehensive Incomes	-	-
	i. Difference in Value of transactions with entities under common control	-	(6,220)
	j. Retained Earnings	379,114	459,398
	TOTAL LIABILITIES AND EQUITY	**15,999,505**	**16,353,680**

INCOME STATEMENT AND RETAINED EARNINGS
PT BANK BUANA INDONESIA Tbk.
Period 01 January until 31 December 2005 and 2004

No.	ACCOUNT	31-Dec-05	31-Dec-04
	OPERATING REVENUES AND EXPENSES		
1.	Interest Revenue		
	1.1. Interest Earned		
	a. Rupiahs	1,529,573	1,364,501
	b. Foreign Currencies	76,615	68,175
	1.2. Provisions and Commissions		
	a. Rupiahs	56,537	54,446
	b. Foreign Currencies	472	738
	Total Interest Revenue	**1,663,197**	**1,487,860**
2.	Interest Expense		
	2.1. Interest Expense		
	a. Rupiahs	727,614	611,464
	b. Foreign Currencies	17,688	12,118
	2.2. Commissions and Provisions	-	-
	Total Interest Expense	**745,302**	**623,582**
	Net Interest Income	**917,895**	**864,278**
3.	Other Operating Revenue		
	3.1. Revenues On Provisions Commissions and Fees	10,796	10,100
	3.2. Revenues On Foreign Currencies	16,392	12,199
	3.3. Gain On Investment in Securities	7,408	5,123
	3.4. Others Revenues	99,414	69,644
	Total Other Operating Revenues	**134,010**	**97,066**
4.	Net Charge of Losses On Earning Assets	78,726	14,748
5.	Estimated Losses on Commitments and Contingencies	(1,065)	390
6.	Others Operating Expenses		
	6.1. General and Administrative Expenses	157,112	200,647
	6.2. Personnel Expenses	339,448	306,272
	6.3. Losses on Investment in Securities	-	-
	6.4. Losses on Foreign Exchange Transaction	-	-
	6.5. Promotion Expenses	18,138	15,107
	6.6. Others Expenses	3,776	29,597
	Total Other Operating Expenses	**518,474**	**551,623**
	NET OPERATING REVENUE / EXPENSE	**455,770**	**394,583**
	NON-OPERATING REVENUE AND EXPENSE		
7.	Non Operating Revenues	37,423	19,653
8.	Non Operating Expenses	997	1,498
	Net Non Operating Revenue/Expense	**36,426**	**18,155**
9.	**Extraordinary Gain/Loss**	-	-
10.	Profit/Loss before Tax Income	**492,196**	**412,738**
11.	Estimation on Income Tax Assessment -/-	146,400	129,163
12.	**PROFIT/LOSS FOR CURRENT YEAR (REPORTING YEAR)**	**345,796**	**283,575**
13.	Minority Interest -/-	-	-
14.	Retained Earning Carried Forward	459,398	242,415
15.	Dividend -/-	(426,080)	(66,592)
16.	Others	-	-
17.	**Retained Earnings at End of Period**	**379,114**	**459,398**
18.	**Earnings (Net Income) per Share**	**60**	**49**

COMMITMENTS AND CONTINGENCIES
PT BANK BUANA INDONESIA Tbk.
Period 31 December 2005 and 2004

No.	ACCOUNT	31-Dec-05	31-Dec-04
	COMMITMENTS		
	Commitments Claims/Receivable		
1.	Unused Borrowings		
	a. Rupiahs	-	-
	b. Foreign Currencies	-	-
2.	Others	45,042	45,244
	Total Commitments Claims	**45,042**	**45,244**
	Commitments Liabilities		
1.	Undisbursed Credit Line		
	a. Rupiahs	2,868,332	2,845,371
	b. Foreign Currencies	-	-
2.	Outstanding Irrevocable Trade L/Cs	67,796	64,443
3.	Others	-	-
	TOTAL COMMITMENTS LIABILITIES	**2,936,128**	**2,909,814**
	TOTAL NET COMMITMENTS	**(2,891,086)**	**(2,864,570)**
	CONTINGENCIES		
	Contingent Claims		
1.	Guarantees Received		
	a. Rupiahs	-	-
	b. Foreign Currencies	-	-
2.	Interest Income in Settlement Process		
	a. Rupiahs	9,447	2,170
	b. Foreign Currencies	-	-
3.	Others	-	-
	Total Contingent Claims	**9,447**	**2,170**
	Contingent Liabilities		
1.	Guarantees issued		
	a. Bank Guarantees		
	- Rupiahs	174,249	160,378
	- Foreign Currencies	8,719	9,764
	b. Others	-	-
2.	Outstanding Revocable Trade L/Cs	-	-
3.	Others	3,962	4,309
	TOTAL CONTINGENT LIABILITIES	**186,930**	**174,451**
	TOTAL NET CONTINGENCIES	**(177,483)**	**(172,281)**

FOREIGN EXCHANGE AND DERIVATIVE TRANSACTIONS
PT BANK BUANA INDONESIA Tbk.
Period 31 December 2005

No.	ACCOUNT	Market Value of Contract		Derivative Claims & Liabilities		Contract Value with Netting Agreement
		Hedging	Others	Claims	Liabilities	
A.	**Exchange Rate Related**					
1	Spot	-	235,942	-	-	-
2	Forward	3,044	-	17	16	-
3	Option					
	a. Purchased	-	-	-	-	-
	b. Written	-	-	-	-	-
4	Future	-	-	-	-	-
5	Swap	-	-	-	-	-
6	Other	-	-	-	-	-
B.	**Interest Rate Related**					
1	Forward	-	-	-	-	-
2	Option					
	a. Purchased	-	-	-	-	-
	b. Written	-	-	-	-	-
3	Future	-	-	-	-	-
4	Swap	-	-	-	-	-
5	Other	-	-	-	-	-
C.	**Other**	-	-	-	-	-
	TOTAL			17	16	

EARNING ASSET QUALITY AND OTHER INFORMATIONS
PT BANK BUANA INDONESIA Tbk.
Period 31 December 2005 and 2004

No.	ACCOUNT	31-Dec-05						31-Dec-04					
		L	DPK	KL	D	M	Total	L	DPK	KL	D	M	Total
I.	**CONNECTED (RELATED) PARTIES**												
A.	**PRODUCTIVE ASSETS**												
1.	Interbank Placements	-	-	-	-	-	-	193,575	-	-	-	-	193,575
2.	Securities	-	-	-	-	-	-	6,593	-	-	-	-	6,593
3.	Loans to Third Parties												
	a. Smale Scale Business Credit (KUK)	2,866	-	-	-	-	2,866	1,139	-	-	-	-	1,139
	b. Property Loans												
	i. Restructured	-	-	-	-	-	-	-	-	-	-	-	-
	ii. Unrestructed	27,023	276	-	-	-	27,299	4,870	-	-	-	-	4,870
	c. Others Restructured Loans	-	-	-	-	-	-	570	-	-	-	-	570
	d. Others	118,444	-	-	-	1,577	120,021	52,898	-	-	-	-	52,898
4.	Equity Participation to Third Parties												
	a. In Non Bank Financial Institution	-	-	-	-	-	-	-	-	-	-	-	-
	b. For Debt Restructuring Purposes (From Loan Restructuring)	-	-	-	-	-	-	-	-	-	-	-	-
5.	Other Claims to Third Parties	9	-	-	-	-	9	-	-	-	-	-	-
6.	Commitments and Contigencies to Third Parties	9,474	-	-	-	-	9,474	5,766	-	-	-	-	5,766
B.	**NON PRODUCTIVE ASSETS**												
1.	Abandoned Property	-	-	-	-	-	-	-	-	-	-	-	-
2.	Foreclosed Assets	-	-	-	-	-	-	-	-	-	-	-	-
3.	Interbranch Account & Suspense Accounts	-	-	-	-	-	-	-	-	-	-	-	-
II.	**NON - CONNECTED PARTIES**												
A.	**PRODUCTIVE ASSETS**												
1.	Interbank Placements	1,803,424	-	1	-	-	1,803,425	1,567,799	-	1	-	-	1,567,800
2,	Securities to Bank Indonesia and Third Parties	2,367,563	-	634	-	-	2,368,197	5,315,182	-	-	-	-	5,315,182
3.	Loans to Third Parties												
	a. Smale Ccale Business Credit (KUK)	1,099,920	43,199	8,844	3,891	9,249	1,165,103	1,046,702	17,276	7,409	1,886	6,455	1,079,728
	b. Property Loans												
	i. Restructured	-	-	-	-	49	49	-	-	-	-	-	-
	ii. Unrestructured	1,762,237	84,765	3,456	6,685	8,016	1,865,159	537,635	5,425	1,829	330	108	545,327
	c. Others Restructured Loans	222	-	-	-	8,997	9,219	940	-	8,676	84	-	9,700
	d. Others	6,524,333	403,079	74,404	46,312	70,845	7,118,973	5,757,437	306,035	90,855	6,833	1,682	6,162,842
4.	Equity Participation to Third Parties												
	a. In Non Bank Financial Institution non-bank	25	-	-	-	63	88	25	-	-	-	63	88
	b. For Debt Restructuring Purposes (From Loan Restructuring)	-	-	-	-	-	-	-	-	-	-	-	-
5.	Other Claims to Third Parties	19,676	5,540	119	-	-	25,335	33,855	4,222	-	-	-	38,077
6.	Commitments and Contigencies to Third Parties	235,057	4,327	1,906	-	-	241,290	216,565	7,108	5,146	-	-	228,819
B.	**NON PRODUCTIVE ASSETS**												
1.	Abandoned Property	-	-	-	-	-	-	-	-	-	-	-	-
2.	Foreclosed Assets	-	-	-	-	-	-	-	-	-	-	-	-
3.	Interbranch Account & Suspense Accounts	-	-	-	-	-	-	-	-	-	-	-	-
	TOTAL	**13,970,273**	**541,186**	**89,364**	**56,888**	**98,796**	**14,756,507**	**14,741,551**	**340,066**	**113,916**	**9,133**	**8,308**	**15,212,974**
4.	a. Compulsory Allowance for Productive Assets	114,206	12,428	3,616	16,048	52,106	198,404	97,769	17,003	7,551	259	1,168	123,750
	b. Compulsory Allowance for Non-Productive Assets *)	-	-	-	-	-	-	-	-	-	-	-	-
	c. Total Compulsory Allowance	114,206	12,428	3,616	16,048	52,106	198,404	97,769	17,003	7,551	259	1,168	123,750
5.	a. Established Allowance for Productive Assets	114,206	20,080	3,616	16,048	52,106	206,056	97,783	17,003	7,551	259	1,168	123,764
	b. Established Allowance for Non-Productive Assets *)	-	-	-	-	-	-	-	-	-	-	-	-
	c. Total Established Allowance	114,206	20,080	3,616	16,048	52,106	206,056	97,783	17,003	7,551	259	1,168	123,764
6.	Value of Bank's Assets Pledged as Collateral												
	a. To Bank Indonesia						-						-
	b. To Other Parties						-						-
7.	Percentage of Small Scale Business Credit to Total Credit						11.33%						13.76%
8.	Percentage of Small Scale Business Credit Debtor to Total Debtor						14.03%						21.76%
9.	Percentage of Small Medium Micro Business to Total Loan						78.91%						75.19%
10.	Percentage of Micro Business Debtor to Total Debtors						99.72%						99.62%

*) These accounts will be effective as of January 2006.

CALCULATION ON CAR
PT BANK BUANA INDONESIA Tbk.
Period 31 December 2005 and 2004

	ACCOUNT	31-Dec-05	31-Dec-04
I.	**COMPONENTS**		
	A. Core Capital		
	1. Paid Up Capital	1,441,561	1,247,028
	2. Disclosed Reserves		
	a. Agio	238,276	91,827
	b. Disagio (-/-)	-	-
	c. Donated Capital	-	-
	d. General and Appropriated Reverses	27,500	25,000
	e. Previous Years Profit After Tax	5,818	141,214
	f. Previous Years Losses -/-	(13,053)	-
	g. Current Year Profit After Tax (50%)	169,648	140,065
	h. Currents Year Losses -/-	-	-
	i. Translation Adjustment of Overseas Branch Offices Financial Statement		
	1) Positive Adjustment	-	-
	2) Negative Adjustment (-/-)	-	-
	j. Funds for paid Up Capital	-	-
	k. Loss in Value of Equity Participation in Portfolio Available for sale (-/-)	-	-
	l. Difference in value of transaction with entities under common control	-	(6,220)
	m. Unrealized gain (loss) from increase (decrease) in fair value of available for sale marketable securities	6,897	6,592
	3. Goodwill (-/-)	-	-
	4. Difference in value of Assets & Liabilities Caused of Cuasy Reorganization (-/-)	-	-
	B. Supplementary Capital (max 100% of core capital)		
	1. Reserves of Fixed Assets Revaluation	103,280	103,280
	2. Difference in value of Assets and Liabilities Caused of Cuacy Reorganization	-	-
	3. Gen. Reserve of Allowance for Earning Assets Losses (Max. 1,25% of Risk Weighted Assets)	114,208	97,779
	4. Loan Capital	-	-
	5. Subordinated Loan (max. 50 % of Core Capital)	300,000	300,000
	6. Gain in Value of Equity Participation in Portfolio Available for sale (45%)	-	-
	C. Additional Supplementary Capital to Comply The Requirements		
	D. Additional Supplementary Capital Allocated for Anticapating Market Risk	-	-
II.	**TOTAL CORE CAPITAL AND SUPPLEMENTARY CAPITAL (A+B)**	**2,394,135**	**2,146,565**
III.	**TOTAL CORE CAPITAL, SUPPLEMENTARY CAPITAL, AND ADDITIONAL SUPPLEMENTARY CAPITAL ALLOCATED FOR ANTICIPATING MARKET RISK (A+B+D)**	**2,394,135**	**2,146,565**
IV.	**EQUITY PARTICIPATION -/-**	**26**	**26**
V.	**TOTAL CAPITAL FOR CREDIT RISK (II-IV)**	**2,394,109**	**2,146,539**
VI.	**TOTAL CAPITAL FOR CREDIT RISK AND MARKET RISK (III-IV)**	**2,394,109**	**2,146,539**
VII	**CREDIT RISK - WEIGHTED ASSETS**	**11,850,047**	**9,703,906**
VIII.	**MARKET RISK - WEIGHTED ASSETS**	**171,201**	**128,537**
IX.	**CAPITAL ADEQUACYRATIO FOR CREDIT RISK (V : VII)**	**20.20%**	**22.12%**
X.	**CAPITAL ADEQUACYRATIO FOR CREDIT RISK AND MARKET RISK (VI/(VII+VIII)**	**19.92%**	**21.83%**
XI.	**EXCESS OF ADDITIONAL SUPPLEMENTARY CAPITAL RATIO ((C-D)/(VII+VIII)**	**0.00%**	**0.00%**
XII.	**REQUIRED CAPITAL ADEQUACY RATIO**	**8.00%**	**8.00%**

FINANCIAL RATIO
PT BANK BUANA INDONESIA Tbk.
Period 31 December 2005 and 2004

No.	Ratio (%)	31-Dec-05	31-Dec-04
I.	**Capital**		
	1. CAR Based on credit risk	20.20%	22.12%
	2. CAR Based on credit risk and market risk	19.92%	21.83%
	3 Fixed Assets to Capitals	26.51%	25.53%
II.	**Quality of Assets**		
	1. Non - Performing Earning Assets	1.66%	0.86%
	2. Allowance for Earnings Assets Losses to Earning Assets	1.40%	0.81%
	3. Compliance of Allowance for Earning Assets Losses	103.86%	100.01%
	4 Compliance of Allowance for Non Earning Assets Losses	0.00%	0.00%
	5. NPL *gross*	2.35%	1.61%
	6 NPL *net*	1.66%	1.50%
III.	**Rentability**		
	1. ROA	3.13%	2.66%
	2. ROE	18.91%	17.75%
	3. NIM	6.51%	6.12%
	4. Operating Expenses to Operating Revenues	74.64%	75.10%
IV.	**Liquidity**		
	LDR	79.96%	58.55%
V.	**Compliance**		
	1. a. Percentage Violation of Legal Lending Limit		
	a.1. Connected Parties	0.00%	0.00%
	a.2. Non - Connected Parties	0.00%	0.00%
	b. Percentage Lending in Excess of The Legal Lending Limit		
	b.1. Connected Parties	0.00%	0.00%
	b.2. Non - Connected Parties	0.00%	0.00%
	2. Reserve Requirement (Rupiahs)	8.09%	7.08%
	3. Net Open Positions	0.48%	0.64%

PT BANK BUANA INDONESIA Tbk.
Period 31 December 2005
OWNERS AND MANAGEMENT

MANAGEMENT

Board of Commissioners

- President Commissioner	Wee Cho Yaw
- Vice President Commissioner	Francis Lee Chin Yong
- Commissioner	Quek Cher Teck *
- Commissioner	Narayan B. Menon
- Commissioner	Karman Tandanu

** : still in the process of Fit & Proper Test by the Central Bank*

Board of Directors

- President Director	Jimmy Kurniawan Laihad
- Vice President Director	Ben Gan Hui Beng
- Director	Aris Janasutanta Sutirto
- Director	Eddy Muljanto
- Director	Pardi Kendy
- Director	Safrullah Hadi Saleh
- Director	Ishak Sumarno
- Director	Aw Tee Woo
- Director	Goh Seng Huat
- Compliance Director	Soehadie Tansol

OWNERS

- UOB Intl Inv. Private Ltd. **	61.10%
- PT Sari Dasa Karsa	26.75%
- Public < 5 %	12.15%
TOTAL	**100.00%**

*** : Ultimate Shareholder from UOB International Investment Private Limited (UOBII) is United Overseas Bank Limited - Singapore*

File Number : **82-34694**

No.06/CST/0080

Attachment 12/12

Jakarta, March 20, 2006

Mr. Darmin Nasution
Chairman of Capital Market Supervisory Agency (Bapepam)
Gedung Baru Departemen Keuangan RI
Jl. Dr. Wahidin No. 1
Jakarta 10210

Re: Resignation of Mr. Narayan Balakrishna Menon as PT Bank Buana Indonesia Tbk.'s Commissioner

Dear Mr. Nasution,

Referring to our letter No.05/DIR/1137 dated October 14, 2005 regarding PT Bank Buana Indonesia Tbk.'s General Shareholders Meeting Results on October 14, 2005, we would like to inform you that Mr. Narayan Balakrishna Menon resigned as Bank Buana's Commissioner as of March 12, 2006. We herewith enclose the following documents:

1. A photocopy of International Finance Corporation (IFC)'s letter dated March 7, 2006 regarding Mr. Narayan Balakrishna Menon resignation as Bank Buana's Commissioner.
2. A photocopy of Mr. Narayan Balakrishna Menon's statement, dated March 12, 2006, and stating that he resigned from his position as a member of Bank Buana's Board of Commissioners as of March 12, 2006.

Because of his resignation, the new composition of Bank Buana's Board of Commissioners for the period of 2005 until 2007 becomes as follows:

No.	Name	Position
1.	Wee Cho Yaw	President Commissioner
2.	Francis Lee Chin Yong	Vice President Commissioner
3.	Quek Cher Teck*	Commissioner
4.	Karman Tandanu	Commissioner

** still in the process of Fit & Proper Test by the Central Bank*

Please be informed accordingly.

Thank you for your attention and guidance given so far

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Safrullah Hadi Saleh
Managing Director

Juliana Samudro
Head of Division

File Number :
82-34694

Attachment 12/12

March 7, 2006

Mr. Narayan B. Menon
203 Tulip, Prestige Exotica
No. 3, Cunningham Crescent Road
Bangalore 650052
Karnataka
INDIA

Dear Mr. Menon,

I hope this letter finds you well.

Further to recent full divestment of IFC's shares in Bank Buana Indonesia ("BBI") and the fact that IFC is not a shareholder of BBI anymore, we should and have decided to terminate IFC's nomination for your Komisaris-ship in BBI. Accordingly through this letter we are requesting you to resign as an IFC's nominated Komisaris from the BBI Board of Komisaris. For this purpose, we would appreciate your assistance to do necessary follow ups including informing the Board of the suggested resignation and bringing this matter to BBI's incoming shareholders meeting.

We appreciate your positive contribution and cooperation during your assignment in BBI. Should you have any questions, please feel free to contact me.

Kind regards.

Sincerely,

German A. Vegarra
Country Manager – Indonesia

cc: Messrs. William Haworth, Alex Tandun

File Number :
82-34694

Attachment 12/12

Narayan B. Menon

203 Tulip, Prestige Exotica
#3 Cunningham Crescent
Road, Bangalore 560052
Karnataka, India

To:
The President Commissioner
PT Bank Buana Indonesia Tbk.
7th Floor, Jl. Gajah Mada No. 1A
Jakarta 10130

Dear Sir,

Attached is a letter from IFC dated March 7, 2006, which is self-explanatory. Accordingly, I am herewith tendering my resignation as IFC's nominated Komisaris from the Bank Buana Indonesia's Board of Commissioners. Kindly process this as per Bank Indonesia's and other relevant laws and regulations. I thank you for the opportunity of serving on the Board of Commissioners.

Yours faithfully,

Narayan B. Menon
Dated 12th March 2006

Cc: The President Director
Bank Buana Indonesia